SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

FOX & HOUND RESTAURANT GROUP

(Name of Subject Company)

FOX & HOUND RESTAURANT GROUP

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

351321104

(CUSIP Number of Class of Securities)

James K. Zielke

Chief Financial Officer, Secretary and Treasurer

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

(316) 634-0505

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

King & Spalding LLP 191 Peachtree Street Atlanta, Georgia 30303 Attention: John D. Capers, Jr., Esq. (404) 572-4600	Foulston Siefkin LLP 1551 N. Waterfront Parkway, Suite 100 Wichita, Kansas 67206 Attention: William R. Wood II, Esq. (316) 267-371

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Fox & Hound Restaurant Group, a Delaware corporation (the “Company”). The address of the Company’s executive offices is 1551 North Waterfront Parkway, Suite 310, Wichita, Kansas 67206. The Company’s telephone number at that location is (316) 634-0505.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Company’s common stock, par value $0.01 per share (the “Company Common Stock”). As of January 6, 2006, there were 10,039,275 shares of Company Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

This Statement is being filed by the subject company, Fox & Hound Restaurant Group. The Company’s name, address and business telephone number are set forth in Item 1.

This Statement relates to the tender offer by F&H Finance Corp. (“Offeror”), a Delaware corporation and a wholly owned subsidiary of Fox Acquisition Company, a Delaware corporation (“FAC”) and a wholly owned subsidiary of Levine Leichtman Capital Partners III, L.P., a California limited partnership (“LLCP”), to purchase all of the outstanding shares of Company Common Stock at a price per share of $15.50 (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 6, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitutes the “Offer”). Offeror filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on January 6, 2006. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 29, 2005 (the “Merger Agreement”), by and among the Company, Offeror and FAC. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will be merged with and into the Company (the “Merger”) and, following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of FAC. At the effective time of the Merger (the “Effective Time”), shares of Company Common Stock (other than shares of Company Common Stock owned by LLCP or any of its affiliates (including Offeror and FAC) and other than shares of Company Common Stock held by stockholders who, if applicable, properly demand appraisal and comply with Section 262 of the DGCL relating to rights of appraisal and who have not effectively withdrawn or lost their right to appraisal and payment under the DGCL) will be converted into the right to receive an amount per share of Company Common Stock equal to the Offer Price (the “Merger Consideration”). The Merger Agreement is summarized in Section 13 of the Offer to Purchase.

LLCP formed each of Offeror and FAC in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase states that the principal executive offices of each of LLCP, Offeror and FAC are located at 335 North Maple Drive, Suite 240, Beverly Hills, California 90210.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers and between the Company and Offeror, FAC and LLCP are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”), attached as Annex I to this Statement and incorporated by reference herein. Except as described in this Statement (including in the Exhibits to this Statement) or in the Information Statement or as incorporated in this Statement or in the Information Statement by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) Offeror, FAC, LLCP or any of their respective executive officers, directors or affiliates.

Merger Agreement. The summary of the Merger Agreement and the description of the conditions to the Offer contained in Sections 13 and 15, respectively, of the Offer to Purchase, which is being mailed to our stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Confidentiality Agreement. The Company and LLCP entered into a confidentiality agreement, dated as of June 23, 2005, as amended and restated on December 19, 2005 (the “Confidentiality Agreement”), relating to confidential information that the Company disclosed or may disclose to Levine Leichtman Capital Partners, Inc., the managing member of the general partner of LLCP (“Levine Leichtman”) or its affiliates in connection with a potential transaction between the Company and Levine Leichtman or its affiliates. The summary of the Confidentiality Agreement contained in Section 13 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(3) to this Statement and is incorporated in this Statement by reference.

Options. Under the terms of the Company’s 1997 Incentive and Nonqualified Stock Option Plan and the 1997 Directors’ Option Plan (collectively, the “Company Option Plans”), all outstanding stock options to purchase Company Common Stock (the “Company Options”) held by participants in the Company Option Plans will not terminate or expire following consummation of the Offer or the Merger. At the Effective Time, subject to the terms and conditions set forth in the Merger Agreement, each holder of a Company Option will be entitled to receive from the Company, and shall receive, in settlement of each Company Option an amount in cash equal to the net amount of (i) the product of (A) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option at the Effective Time, multiplied by (B) the number of shares subject to such Company Option, less (ii) any applicable withholdings for Taxes. If the exercise price per share of any Company Option equals or exceeds the Merger Consideration, the amount to be received for the Company Option will be zero and such Company Option will be cancelled as of the Effective Time with the consent of the holder of such Company Option. Payment to a holder of a Company Option is subject to written acknowledgement, in a form acceptable to the Surviving Corporation, that no further payment is due to the holder on account of any Company Option and all of the holder’s rights under such Company Options have terminated and, with respect to any person subject to Section 16(a) of the Exchange Act, any amount to be paid to such person in accordance with the Merger Agreement will be paid as soon as practicable after the payment can be made without liability to such person under Section 16(b) of the Exchange Act. The summary of the treatment of stock options under the Merger Agreement contained in Section 13 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

As a result, in addition to the amounts the Company’s directors and executive officers will receive as consideration for their shares of Company Common Stock in the Offer and the Merger, the following directors and executive officers will receive the payments set forth below based on the Company Options held by such persons:

Director/Officer	Payment
Dennis L. Thompson	$242,000
Steven M. Johnson	2,046,035
Gary M. Judd	2,116,556
James K. Zielke	1,967,421
C. Wells Hall, III	220,342
E. Gene Street	242,013
John D. Harkey, Jr.	242,000
Kenneth C. Syvarth	835,315
Nestor R. Wiegand, Jr.	76,300
James T. Morton	64,300

Change of Control and Severance Payments. The Company has entered into separate employment agreements, each dated as of June 12, 2002 and each containing substantially similar material terms, with each of Steven M. Johnson, a director and Chief Executive Officer of the Company; Gary M. Judd, a director and President of the Company; James K. Zielke, a director and the Company’s Chief Financial Officer, Treasurer and Secretary; and Kenneth Syvarth, the Company’s Chief Operating Officer. These employment agreements provide that, if any executive officer is involuntarily terminated without just cause or if the Company fails to renew the employment agreement, the executive officer shall be entitled to be paid, over a twelve-month period, that executive officer’s then-current annual base salary. Additionally, upon a change of control, as defined in the employment agreements, and a change in responsibilities or reduction in base salary or other compensation, the involuntary termination of an executive officer for any reason other than just cause or his death or disability, the executive officer is entitled to (i) a lump-sum distribution equal to 2.99 times (or, in the case of Mr. Syvarth only, 1.5 times) the employee’s annualized compensation, less other cash severance type benefits to which the executive officer is entitled (other than stock options, accelerated vesting of stock options and retirement, pension or other similar benefits), reduced by any amount which would not be deductible by the Company under Section 280G of the Internal Revenue Code, (ii) automatic 100% vesting of the executive officer’s stock options under the Company Option Plans (or automatic 50% vesting if the termination is for just cause) and (iii) life and health insurance coverage for a period of two years. As a result, after consummation of the Offer or the Merger, upon a change in responsibilities or reduction in base salary or other compensation, the involuntary termination of an executive officer for any reason other than just cause or death or disability, each executive officer will be entitled to receive the payments set forth below:

Director/Officer	Payment
Steven M. Johnson	$1,283,720
Gary M. Judd	991,993
James K. Zielke	1,180,959
Kenneth C. Syvarth	404,100

Directors’ and Officers’ Indemnification and Insurance. The summary of directors’ and officers’ indemnification and insurance arrangements under the Merger Agreement contained in Section 13 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Indemnification Agreements. On December 20, 2005, the Company entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide that the

Company will indemnify these individuals if they were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were directors or officers of the Company against expenses (including attorneys’ fees), judgments, fines and amounts paid settlement and reasonably incurred in connection with such action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The indemnification agreements entitle such person to partial indemnification even if he or she is not entitled to full indemnification. The indemnification agreements provide that a director or officer will be presumed to be entitled to indemnification and that the Company has the burden of proving that the director or officer is not entitled to indemnification. In addition, the indemnification agreements provide that the director or officer will be entitled to indemnification if the Board of Directors of the Company (the “Company Board” or the “Board”) does not act within a certain number of days of a director’s or officer’s request for indemnification. The indemnified person must provide an undertaking to repay such advanced expenses ultimately determined that the indemnified person is not entitled to be indemnified against such expenses. The indemnification agreements also provide for reimbursement of expenses incurred by such person while acting as a witness on behalf of the Company in any class action or other proceeding. The above summary is qualified in its entirety by reference to the indemnification agreements, which have been filed with the SEC by the Company and have been filed as Exhibit (e)(4) to this Statement and are incorporated in this Statement by reference.

Representation on the Board. The Merger Agreement sets forth certain agreements between the Company and Offeror regarding the election of directors to the Board upon acceptance of shares for payment pursuant to the Offer representing at least a majority of the outstanding shares. The summary of these agreements contained in Section 13 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit(e)(1) to this Statement and is incorporated in this Statement by reference.

Item 4. The Solicitation or Recommendation.

Recommendation. Based on the unanimous recommendation of a special committee of the Board, consisting of independent directors of the Board (the “Special Committee”) and the advice of outside legal counsel and independent financial advisors, at a meeting of the Board held on December 29, 2005, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the its stockholders, (ii) authorized and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) recommended that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Offeror pursuant to the Offer and (iv) recommended that, if necessary, the Company’s stockholders adopt the Merger Agreement and approve the Merger. Accordingly, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Offeror pursuant to the Offer and, if applicable, adopt the Merger Agreement.

Intent to Tender. In light of the advertisement of Newcastle Partners, L.P. (“Newcastle”) and Steel Partners II, L.P. (including affiliates, collectively, “Newcastle/Steel”) of a competing, all cash offer of $15.50 per share which appeared in the January 6, 2006 New York Times (the “Newcastle/Steel Tender Offer”), after reasonable inquiry, to the best of the Company’s knowledge, the executive officers and directors of the Company have not yet decided whether they will tender shares of Company Common Stock held of record or beneficially owned by such persons to Offeror in the Offer.

Background of the Transaction. On March 8, 2005, the Board met and determined that, in light of prevailing market conditions, the general outlook for the restaurant industry, the Company’s recent stock performance, and the increased burden and expense associated with being a public company, it was advisable and in the best interests of the Company, its employees and its stockholders to evaluate strategic alternatives, including a possible sale of the Company. In connection with this meeting, management asked North Point Advisors LLC (“North Point”) to assist management in developing a range of financial and strategic alternatives for consideration by the Board.

Between March 30, 2005 and April 20, 2005, North Point met with executives and employees of the Company and visited its Wichita, Kansas offices and various restaurant locations. During this period, North Point also reviewed certain confidential information of the Company and assembled a confidential descriptive memorandum on the Company (the “Confidential Memorandum”).

Between April 20, 2005 and June 15, 2005, North Point contacted 35 prospective parties in connection with a sale of the Company. Of these parties, 22 signed confidentiality agreements and received copies of the Confidential Memorandum. Eventually, 11 of these prospective parties participated in meetings with the management of the Company.

In mid-June 2005, North Point contacted Levine Leichtman to discuss LLCP’s possible interest in a strategic combination with the Company. On June 23, 2005, North Point, on behalf of the Company, and Levine Leichtman signed a confidentiality agreement and North Point provided Levine Leichtman and LLCP with a copy of the Confidential Memorandum.

In late August 2005 and early September 2005, North Point, on behalf of the Company, conducted an initial “market check” of all potential buyers, both financial and strategic, to gauge the level of interest of potential buyers in entering into a strategic transaction with the Company. On August 22, 2005, North Point, on behalf of the Company, participated in a conference call with Levine Leichtman to further explore and discuss Levine Leichtman’s interest in a potential strategic combination with the Company. On September 6, 2005, North Point, on behalf of the Company, contacted Levine Leichtman to inquire whether Levine Leichtman intended to submit an offer to acquire the Company and, on September 7, 2005, Levine Leichtman submitted a preliminary non-binding indication of its interest in sponsoring a management buyout of the Company at $14.00 per share. Levine Leichtman stated in its indication of interest that it would be prepared to issue a detailed letter of intent after a meeting with management of the Company and receipt of additional financial information. Based on this initial “market check,” of the indications of interest received by North Point on behalf of the Company, the Company determined that only Levine Leichtman’s provided a value to the Company’s stockholders worthy of further discussion. On September 9, 2005, North Point, on behalf of the Company, participated in another conference call with Levine Leichtman to further discuss Levine Leichtman’s interest in a potential strategic combination with the Company.

On September 12, 2005, representatives of Levine Leichtman met at the Company’s corporate headquarters in Wichita, Kansas with Messrs. Johnson and Zielke, in a meeting attended by North Point, to discuss the Company, its prospects, Levine Leichtman’s receipt of additional financial information, and the possibility of LLCP acting as sponsor of a management buyout of the Company.

On September 14, 2005, Levine Leichtman submitted to North Point an initial draft of a letter of intent. On September 15, 2005, Levine Leichtman executed and submitted a letter of intent to the Company. This initial letter of intent, which was not countersigned by the Company, indicated Levine Leichtman’s interest in acquiring the Company for $14.00 per share in cash, contingent upon, among other things, satisfactory completion of due diligence and documentation, financing, required equity participation in the ongoing company by various members of management and other existing Company stockholders and the absence of any material adverse change in the Company since December 31, 2004.

During the period from September 20, 2005 through September 26, 2006, Levine Leichtman had various communications with the Company regarding projections provided to Levine Leichtman by Company management (and disclosed in Section 8 “Certain Information Concerning the Company” of the Offer to Purchase). On September 22, 2005, representatives of Levine Leichtman met with certain members of management at a restaurant in Dallas, Texas to discuss a possible transaction, and the basis of management’s participation in the transaction. On September 26, 2005, the Company created the Special Committee to evaluate Levine Leichtman’s indication of interest and to evaluate any other potential strategic transactions.

From September 27, 2005 through October 3, 2005, representatives of Levine Leichtman and the Special Committee negotiated extensively the terms and conditions of a proposed letter of intent between the Company and Levine Leichtman. During the same timeframe, North Point, at the Company’s request, conducted another “market check” of strategic buyers to further gauge third party interest in a potential strategic transaction with the Company. The Company executed an engagement letter with North Point on October 3, 2005.

On October 4, 2005, following receipt of legal advice of counsel and advice of North Point that the proposed transaction was fair to the stockholders from a financial point of view, the Special Committee unanimously recommended that the Board approve the proposed letter of intent. Upon the recommendation of the Special Committee and following receipt of legal advice of counsel and advice of North Point that the proposed transaction was fair to the stockholders from a financial point of view, the Board unanimously approved and directed the Company to enter into the letter of intent with Levine Leichtman. On October 4, 2005, the Company and Levine Leichtman entered into the letter of intent (the “Letter of Intent”), which provided that:

•	Levine Leichtman or an affiliate would acquire in a merger transaction all of the outstanding Company Common Stock (other than shares held by certain stockholders and members of management) for an all cash price of $14.00 per share.

•	The Company agreed to an exclusivity period with LLCP through January 31, 2006, pursuant to which the Company and its representatives would not solicit an alternative acquisition proposal from another party, subject to the right of the Company to consider unsolicited, bona fide proposals from other parties, as described immediately below.

•	The Company would have the right to consider an unsolicited bona fide proposal from another party (an “Alternative Proposal”) and engage in negotiations provided that (1) within one day following the date on which the Company becomes aware that it has received an Alternative Proposal, the Company delivers to Levine Leichtman a copy or summary of the Alternative Proposal, (2) within five business days following receipt of an Alternative Proposal, the Board determines whether the Alternative Proposal is a superior proposal under the terms and conditions of the letter of intent and (3) within one day following the Board’s determination, the Company notifies Levine Leichtman of such determination. The Letter of Intent provided that no later than five business days following receipt by Levine Leichtman of the Board’s determination that an Alternative Proposal is a superior proposal, Levine Leichtman would have the right to notify the Company either that it wished to (a) match the terms of the Alternative Proposal or (b) modify the terms of the transaction contemplated by the Letter of Intent. Under the terms of the Letter of Intent, if Levine Leichtman modified the terms of its proposal but did not match the terms of the Alternative Proposal, the Company would have five business days to determine whether the Alternative Proposal still constituted a superior proposal, as described in the Letter of Intent. If Levine Leichtman matched the terms of the Alternative Proposal, the Letter of Intent provided that the Company must terminate negotiations with any third party relating to the Alternative Proposal and proceed with a transaction with Levine Leichtman on the basis of such matched terms.

•	If (1) the Company terminated the Letter of Intent for a superior proposal, (2) the Company terminated the Letter of Intent for any other reason (subject to certain specified exceptions) and within three months thereafter enters into an agreement with respect to an alternative transaction with another party or (3) the Company enters into an alternative transaction with another party in breach of the exclusivity provisions of the Letter of Intent, the Letter of Intent required the Company to pay Levine Leichtman a fee of $5 million (the “LOI Termination Fee”).

•

Upon the execution of a definitive merger agreement with Levine Leichtman or its affiliate, the Company was required to reimburse Levine Leichtman for up to $500,000 of its expenses and an additional $300,000 of senior lender fees and expenses. In addition, if after the execution of the definitive merger agreement, the definitive merger agreement was terminated as a result of certain specified events (including the failure of the Board to recommend the transaction contemplated by the definitive merger agreement or the failure of the Company’s stockholders to approve such transaction), the Letter of Intent required the Company to reimburse Levine Leichtman for up to an additional $500,000 of its expenses.

•	The proposed transaction would be subject to successful completion of due diligence and execution of mutually agreed upon definitive agreements.

•	The transaction contemplated by the Letter of Intent provided that management and certain other stockholders would “rollover” shares of Common Stock valued at $17.4 million for 51% of the Company’s Common Stock on a fully diluted basis, that Levine Leichtman or an affiliate would invest $53.8 million and own common equity or warrants for 49% of the Common Stock of the Company on a fully diluted basis, and that Levine Leichtman would obtain a $105.0 million senior debt facility to help fund the transaction, repay existing indebtedness and provide working capital.

•	The closing of the transaction would be subject to Levine Leichtman and the Company obtaining financing for the transaction, stockholder approval, execution of voting, shareholder agreements and other equity-related agreements with stockholders and members of management rolling over shares in the transaction and other customary closing conditions.

From October 4 through approximately December 29, 2005, Levine Leichtman and its advisors conducted legal, accounting and financial due diligence of the Company. During this due diligence period, on October 18, 2005, Levine Leichtman met with members of management and three regional managers of the Company, and on November 2 and November 9, 2005, Levine Leichtman and certain representatives of Fortress Credit Corporation (“Fortress”) met with certain members of management at the Company’s corporate headquarters in Wichita to conduct further due diligence investigations and discuss with members of management the Company and its prospects. On December 12, 2005, Levine Leichtman met with certain members of management in Las Vegas to discuss the proposed transaction and stockholder and management rollover stockholder issues, including issues pertaining to the documents to be executed by stockholders and members of management in connection with the proposed merger.

From November 10, 2005 through December 12, 2005, representatives of the Company and Levine Leichtman negotiated the terms and conditions of a proposed merger agreement consistent with the terms and conditions set forth in the Letter of Intent. During this period, Levine Leichtman and members of management also negotiated certain related voting, shareholder and other equity-related agreements and employment agreements and term sheets in connection with the proposed merger. By December 12, 2005, Levine Leichtman had delivered to the Company what Levine Leichtman believed to be substantially completed drafts of all documents, including the definitive merger agreement and certain ancillary documents and term sheets for other ancillary documents, which would be executed as, or attached as exhibits to, the definitive merger agreement.

On November 30, 2005, the Company executed an engagement letter, which was amended on December 16, 2005, with Raymond James & Associates, Inc. (“Raymond James”), pursuant to which Raymond James would provide a second fairness opinion in connection with a potential sale of the Company.

On December 12, 2005, F&H Acquisition Corp, Newcastle/Steel announced that they would commence a cash tender offer to purchase all of the outstanding shares of Company Common Stock not already owned by them for $14.75 per share (the “Newcastle/Steel Offer”). On November 21, 2005, Newcastle had filed a Schedule 13G with the Commission disclosing that as of November 10, 2005, Newcastle beneficially owned 675,400 shares of Company Common Stock, constituting 6.7% of the outstanding shares of Company Common Stock.

Newcastle/Steel announced that the Newcastle/Steel Offer would be subject to customary conditions, including (1) a majority of the shares of Company Common Stock being tendered and not withdrawn, (2) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (3) obtaining required consents, approvals and authorizations for liquor licensing and (4) Newcastle/Steel being satisfied that Section 203 of the DGCL was not applicable to the Newcastle/Steel Offer and the potential merger. The Newcastle/Steel Offer was not conditioned upon any financing arrangements or participation of management or any other stockholders of the Company. Newcastle/Steel announced that they expected to commence the tender offer on or before December 23, 2005.

On December 13, 2005, Newcastle filed a Schedule 13D with the Commission disclosing that as of December 12, 2005 Newcastle beneficially owned 836,049 shares of Company Common Stock, constituting 8.3% of the outstanding shares of Company Common Stock.

Following receipt of the Newcastle/Steel Offer, from December 13, 2005 to December 20, 2005, representatives of the Company and Newcastle/Steel negotiated the terms and conditions of a proposed merger agreement (the “Newcastle Merger Agreement”). During the period from December 13, 2005 to December 20, 2005, Levine Leichtman and representatives of the Company continued work to reach agreement on the open points under the proposed Levine Leichtman merger agreement. During this period, Levine Leichtman expressed concern about the Company’s confidentiality procedures in light of the timing of the Newcastle/Steel Offer. Counsel for the Special Committee expressed his belief that the Company was in compliance with its confidentiality obligations. On December 19, 2005, Mr. Johnson spoke with a representative of Levine Leichtman to express concern about the increased leverage an improved offer by Levine Leichtman might place on the Company compared to the Newcastle/Steel Offer.

On December 19, 2005, Newcastle/Steel announced that, as a result of its due diligence review, they were lowering their offer price from $14.75 to $14.50 in cash per share. On December 19, 2005, the Special Committee unanimously recommended, with legal advice and advice from North Point and Raymond James regarding the fairness of the revised Newcastle/Steel offer from a financial point of view, that the Board determine that the revised Newcastle/Steel offer was a superior proposal to Levine Leichtman’s proposal under the terms and conditions of the Letter of Intent. Upon the recommendation of the Special Committee and with legal advice and advice from North Point and Raymond James regarding the fairness of the revised Newcastle/Steel offer from a financial point of view, the Board unanimously determined that the Newcastle/Steel all cash offer to acquire the outstanding shares of Company Common Stock pursuant to a cash tender offer under the Newcastle Merger Agreement at $14.50 per share was a superior proposal to Levine Leichtman’s proposal under the terms and conditions of the Letter of Intent. The Newcastle Merger Agreement was executed by Newcastle/Steel and delivered to the Company in escrow pursuant to the terms of a letter dated December 19, 2005 from Newcastle/Steel and countersigned by the Company. Under the terms of the letter, Newcastle/Steel agreed that it would not withdraw its agreement to the Newcastle Merger Agreement until the earlier to occur of (1) 11:59 p.m. (Eastern Standard Time) on January 5, 2006, (2) notification by the Company that the Company was unable to make the representations and warranties or perform its obligations in the Newcastle Merger Agreement and (3) the Board’s determination that the proposal contemplated by the Newcastle Merger Agreement was no longer a superior proposal as defined in the Letter of Intent. Pursuant to this letter, the Company agreed to use its reasonable best efforts to cause the execution and delivery of the Newcastle Merger Agreement within 24 hours of the termination of the Letter of Intent.

On December 19, 2005, the Company forwarded a notice of superior proposal to Levine Leichtman informing Levine Leichtman of the Board’s determination that the revised Newcastle/Steel offer of $14.50 per share was a superior proposal under the Letter of Intent. Representatives of Levine Leichtman and the Company agreed that Levine Leichtman would have until December 27, 2005 to match the Newcastle/Steel proposal or modify Levine Leichtman’s offer in accordance with the Letter of Intent procedures.

On December 20, 2005, Levine Leichtman contacted representatives of the Company and indicated that, in light of Newcastle/Steel’s $14.50 offer, Levine Leichtman was considering whether it would submit another offer for the Company. On December 22, 2005, counsel to the Special Committee sent a letter to counsel for Levine Leichtman reminding Levine Leichtman of its obligations under the confidentiality agreement. Counsel for Levine Leichtman responded by email assuring the Company that Levine Leichtman had not violated, and would not violate, the provisions of the confidentiality agreement. On December 23, 2005, Newcastle issued a press release that it would delay commencement of its tender offer until December 30, 2005. On December 24, 2005, Mr. Johnson wrote Levine Leichtman to express concerns about the additional debt an increased offer from Levine Leichtman would impose on the Company and expressing the view that it was his assumption that any increased offer by Levine Leichtman would not include the participation of management and would involve a full cash out of management.

On Monday, December 26, 2005, Levine Leichtman’s counsel contacted counsel for the Special Committee to explain that Levine Leichtman was considering making a proposal to acquire the Company pursuant to a revised merger agreement and wished to have counsel for the Company review the revised merger agreement while Levine Leichtman continued to evaluate whether it would make a new proposal. On the afternoon of December 26, 2005, counsel to Levine Leichtman transmitted the revised merger agreement (the “Proposed LLCP Merger Agreement”) to counsel for the Special Committee. The Proposed LLCP Merger Agreement did not contain a financing condition (but obligated the Company to cooperate with Levine Leichtman to obtain its financing), and eliminated the rollover stockholder feature involving management and certain stockholders which had been included as part of its prior proposals, and which eliminated the need for a Schedule 13e-3 filing with the Commission. Counsel for Levine Leichtman explained that the Proposed LLCP Merger Agreement was prepared very closely along the lines of the merger agreement for the Newcastle/Steel Proposal, except for differences to reflect that the Proposed LLCP Merger Agreement was for a merger transaction which was not preceded by a tender offer.

At 4:46 p.m. (Eastern Standard Time), on December 27, 2005, Levine Leichtman submitted the Proposed LLCP Merger Agreement to the Special Committee with its offer to acquire all outstanding shares of Company Common Stock at $15.50 per share. At that time, counsel for Levine Leichtman notified the Company that the Proposed LLCP Merger Agreement contained an increase in the termination fee from the $5 million fee set forth in the merger agreement for the Newcastle/Steel Proposal to $6 million and an increase in the expense reimbursement cap from the $1 million cap set forth in the merger agreement for the Newcastle/Steel Proposal to $1.5 million.

Levine Leichtman explained that it did not feel that timing differences between this merger proposal and the Newcastle/Steel Proposal tender offer were significant in light of the need of both acquirers to obtain liquor licenses. Levine Leichtman provided that the offer included in the Proposed LLCP Merger Agreement would expire at 9:30 a.m. (Eastern Standard Time) on Wednesday, December 28, 2005. Through the evening of December 27, 2005, counsel for the Company and Levine Leichtman negotiated numerous changes to the Proposed LLCP Merger Agreement and Levine Leichtman submitted a merger agreement, which Levine Leichtman’s counsel noted was in a form FAC, Offeror and LLCP would be willing to execute, for approval by the Special Committee and the Board at meetings that were scheduled for the early morning on December 28, 2005.

Also on December 27, 2005 at approximately 10:50 p.m. (Eastern Standard Time), on a basis the Company determined was unsolicited, Newcastle increased the purchase price it was willing to pay to acquire the outstanding shares of Company Common Stock pursuant to a tender offer under the Newcastle Merger Agreement to $15.50 in cash per share. On December 28, 2005, the Special Committee, with legal advice and advice from North Point and Raymond James regarding the fairness of the revised Newcastle/Steel offer from a financial point of view, unanimously recommended that the Board determine that the Newcastle/Steel proposal to enter into a negotiated tender offer/merger for $15.50 per share in cash was superior to the $15.50 per share offer pursuant to the revised Proposed LLCP Merger Agreement. In making its recommendation, the Special Committee considered the differences between the proposals, including (1) the potential timing advantage to closing a tender offer instead of a merger, (2) the proposed Levine Leichtman transaction could not close without third party debt or equity financing and the obligation Levine Leichtman was imposing on the Company to assist in obtaining such financing, even though the Levine Leichtman proposal did not have a financing condition to closing, (3) a $6 million termination fee and $1.5 million expense reimbursement cap in the Levine Leichtman proposal and a $5 million termination fee and $1 million expense reimbursement cap in the Newcastle/Steel proposal and (4) additional termination rights in favor of Levine Leichtman in its proposal. The Board, upon the recommendation of the Special Committee and with legal advice and advice from North Point and Raymond James regarding the fairness of the revised Newcastle/Steel offer from a financial point of view, unanimously determined that the Newcastle/Steel proposal to enter into a negotiated tender offer/merger for $15.50 per share in cash was superior to the $15.50 per share offer pursuant to the revised Proposed LLCP Merger Agreement. Newcastle/Steel amended the escrowed Newcastle Merger Agreement to reflect the increased proposed purchase price of $15.50 per share and delivered the revised Newcastle Merger Agreement to the Company to be held in escrow pursuant to the terms of a revised letter dated December 28, 2005 from Newcastle/Steel until the earliest to occur of (1) 11:59 p.m. (Eastern Standard Time) on January 13, 2006, (2) notification by the Company that the Company was unable to make the representations and warranties or perform its obligations in the revised Newcastle Merger Agreement and (3) the Board’s determination that the proposal contemplated by the revised Newcastle Merger Agreement was no longer a superior proposal as defined in the Letter of Intent. The Company issued a new notice of superior proposal to Levine Leichtman on December 28, 2005. Levine Leichtman expressed its strong concerns, in light of the timing of Newcastle’s increase in its price of $15.50 per share, that the Company was not complying with its confidentiality obligations under the Letter of Intent. Counsel for the Special Committee informed Levine Leichtman’s counsel that, upon due inquiry, the Board determined that the Company was in compliance with its confidentiality obligations.

At approximately 4:45 p.m. (Eastern Standard Time) on December 28, 2005, Levine Leichtman made an offer that, due to Levine Leichtman’s concerns about confidentiality, would expire in two hours at 6:45 p.m. (Eastern Standard Time), to acquire all of the outstanding shares of Company Common Stock for $15.80 in cash per share on the terms and conditions set forth in the revised Proposed LLCP Merger Agreement, which were different than the terms and conditions of the Newcastle Merger Agreement, including because the revised offer provided for (1) a merger transaction that was not preceded by a tender offer, (2) Levine Leichtman’s financing of the merger (although such financing was not a condition to consummation of the merger under Levine Leichtman’s offer) and (3) a $6 million termination fee and $1.5 million expense reimbursement cap. Levine Leichtman was willing to offer the $15.80 per share price only in a transaction that was structured as a one-step merger and with the increased termination fee and expense reimbursement cap as provided for in the revised Proposed LLCP Merger Agreement. Legal counsel to the Special Committee informed legal counsel to Levine Leichtman that the Company would not be able to respond to Levine Leichtman’s offer before the two-hour deadline passed and that, if Levine Leichtman would renew its offer with a deadline that would give the Special Committee and the Board the right to consider the offer for up to five business days under the Letter of Intent, the Special Committee and the Board would promptly consider the offer.

At 6:39 p.m. (Eastern Standard Time), Levine Leichtman forwarded an email to legal counsel for the Special Counsel extending the deadline to 9:30 a.m. (Eastern Standard Time) on December 29, 2005. Levine Leichtman also indicated that it would allow consideration of its latest proposal through January 4, 2006 if the Company agreed prior to 9:30 a.m. (Eastern Standard Time) to amend the Letter of Intent to increase the LOI Termination Fee to $6 million and the reimbursable expenses cap to $1.5 million, and to make such expense reimbursement payable at the same time as the LOI Termination Fee was payable. Levine Leichtman also reserved the right to match the revised Newcastle/Steel offer or modify its prior proposal in the event that the Company did not accept Levine Leichtman’s latest proposal by the revised deadline. Legal counsel to the Special Committee replied later in the evening on December 28, 2005 that the Company would not be able to respond to Levine Leichtman’s offer before the revised deadline passed and that, if Levine Leichtman would renew its offer with a deadline that would give the Special Committee and the Board the right to consider the offer for up to five business days under the Letter of Intent, the Special Committee and the Board would promptly consider the offer. Legal counsel to the Special Committee also informed Levine Leichtman that the Company would not amend the Letter of Intent. At approximately 1:44 a.m. (Eastern Standard Time), on December 29, 2005, Levine Leichtman’s counsel forwarded an email to the Special Committee, explaining that Levine Leichtman felt the Company had sufficient time to respond to its offer in light of the course of negotiations, and shortened the deadline of the offer to 8:00 a.m. (Eastern Standard Time). The Special Committee was unable to review the offer before the revised deadline and the offer expired at 8:00 a.m. (Eastern Standard Time).

On December 29, 2005, Levine Leichtman exercised its right under the Letter of Intent to match the terms of the revised Newcastle/Steel offer, by requesting shortly after 4:00 p.m. (Eastern Standard Time) that the Company execute and deliver to Levine Leichtman a form of a proposed merger agreement substantively identical to the latest Newcastle Merger Agreement (the “Revised LLCP Merger Agreement”). Under the Revised LLCP Merger Agreement, Levine Leichtman offered to acquire the Company in a tender offer at a cash price of $15.50 per share, with no financing condition to closing the proposed tender offer or merger. The Special Committee asked Levine Leichtman to confirm in the revised LLCP Merger Agreement that as of the date of such Agreement all obligations under the Letter of Intent would be deemed satisfied and asked Levine Leichtman to provide information concerning its financial capability and the financing of the tender offer. Levine Leichtman complied with these requests. The Special Committee also asked Levine Leichtman for a copy of its commitment letters from Fortress. Levine Leichtman responded that it would agree to do so only if the Company agreed to increase the reimbursable expenses under the Revised LLCP Merger Agreement from $1 million to $1.3 million. The Company declined to make the change. On December 29, 2005, the Special Committee held a meeting, during which the members carefully reviewed the terms and conditions of the Revised LLCP Merger Agreement and discussed the proposal with its legal and financial advisors, including Levine Leichtman’s financing of the transaction (although such financing was not a condition to consummation of the transaction under Levine Leichtman’s offer). North Point presented its financial analysis of the transaction. North Point then delivered to the Special Committee an oral opinion that, as of December 29, 2005 and based on the assumptions set forth in the written opinion, Levine Leichtman’s all cash offer to acquire the Company pursuant to the Revised LLCP Merger Agreement for $15.50 per share was fair to the Company’s stockholders from a financial point of view (the “North Point Fairness Opinion”). Raymond James delivered to the Special Committee an oral opinion (which was subsequently confirmed in writing) that, as of December 29, 2005 and based on the assumptions set forth in the written opinion, Levine Leichtman’s all cash offer to acquire the Company pursuant to the Revised LLCP Merger Agreement for $15.50 per share was fair to the Company’s stockholders from a financial point of view (the “Raymond James Fairness Opinion”). The Special Committee then unanimously determined that Levine Leichtman had matched the terms of the Newcastle/Steel offer of $15.50 per share and that, under the Letter of Intent, the Company was obligated to proceed with a transaction with Levine Leichtman. The Special Committee unanimously recommended that the Board approve the Revised LLCP Merger Agreement. The Board met shortly thereafter and carefully reviewed the terms and conditions of the Revised LLCP Merger Agreement and discussed the proposal with its legal and financial advisors. North Point presented its financial analysis of the transaction. North Point then orally delivered the North Point Fairness Opinion to the Board (which was subsequently confirmed in writing). Raymond James orally delivered the Raymond James Fairness Opinion to the Board. Upon the recommendation of the Special Committee and with the advice of North Point and Raymond James that Levine Leichtman’s $15.50, all cash offer to acquire the Company pursuant to the Revised LLCP Merger Agreement was fair to the Company’s stockholders from a financial point of view, the Board unanimously authorized the execution and delivery by the Company of the Revised LLCP Merger Agreement. The Company, FAC, Offeror and LLCP executed and delivered the Merger Agreement in the evening of December 29, 2005.

Prior to execution of the definitive Revised LLCP Merger Agreement, counsel for the Special Committee informed Levine Leichtman that the Board had approved an increase in compensation for service on the Special Committee from $50,000 to $75,000 per member, and explained that Messrs. Johnson, Judd, Zielke and Syvarth had been awarded bonuses in the aggregate amount of $100,000 to be allocated among such officers proportionately, based upon their respective annual base compensation for the Company’s 2005 fiscal year.

Immediately after execution of the definitive Revised LLCP Merger Agreement, the Company notified Newcastle/Steel of its decision not to enter into the Newcastle Merger Agreement. The Company issued a press release announcing the execution of the Merger Agreement in the morning on December 30, 2005. On January 6, 2006, Offeror commenced the Offer.

Reasons for the Recommendation of the Board. In reaching its recommendation described in the first paragraph of this Item 4 regarding the transaction, the Board considered a number of factors, including the following.

1.	Market Price of Company Common Stock. The Board considered the historical market prices of shares of the Company Common Stock and fact that the Offer Price and Merger Consideration represents a premium of approximately 50% over the closing price of shares of the Company Common Stock on October 3, 2005, the last full day of trading prior to the public announcement by the Company of its execution of the Letter of Intent.

2.	Company Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company if it were to retain its current ownership structure.

3.	Best Acquisition Proposal Received. The Board considered the fact that North Point made contact with approximately 35 third parties regarding potential strategic transactions involving the Company and that, at the time the Letter of Intent and the Merger Agreement were entered into, respectively, the proposals contemplated by the Letter of Intent and Merger Agreement, respectively, the best acquisition proposals received by the Company.

4.	Strategic Alternatives. The Board considered strategic alternatives to increase stockholder value other than a sale of the Company, including maintaining the status quo, a one-time cash dividend, a large stock buy-back, an acquisition and a going private transaction.

5.	North Point Fairness Opinion and Raymond James Fairness Opinion. The Board considered presentations from each of North Point and Raymond James, and the North Point Fairness Opinion and the Raymond James Fairness Opinion, each dated as of December 29, 2005, each of which provided that, as of that date, and based upon and subject to the considerations and assumptions set forth therein, the consideration to be received by holders of shares of Company Common Stock pursuant to the Offer and the Merger Agreement was fair from a financial point of view to the stockholders. The full text of the North Point Fairness Opinion and Raymond James Fairness Opinion, which set forth the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken in connection with the written opinions are attached hereto as Annex II and Annex III, respectively, and are incorporated in this Statement by reference. Stockholders are urged to read the opinions in their entirety. However, the North Point Fairness Opinion and the Raymond James Fairness Opinion are not recommendations as to whether or not any holder of Company Common Stock should tender such shares in connection with the Offer. North Point and Raymond James provided their opinions for the information and assistance of the Company Board in connection with its consideration of the Offer and the Merger. The Company Board also considered that North Point becomes entitled to certain fees described in Item 5 upon the consummation of the Offer. See “North Point Fairness Opinion” and “Raymond James Fairness Opinion” below for further detail.

6.	Limited Conditions to Consummation. The Board considered that Offeror’s obligations to consummate the Offer and the Merger are subject to a limited number of customary conditions, including (i) a majority of the outstanding shares of Company Common Stock being tendered and not withdrawn, (ii) the expiration of the applicable waiting period under the HSR Act, and (iii) the obtaining of material consents, approvals or authorizations, including those required by all state, city or local liquor licensing boards, agencies or other similar entities, unless the failure to obtain or have in effect any such consents, approvals or authorizations would not in the aggregate have a material adverse effect on the Company. The receipt of financing is not a condition to the transaction. In addition, the Merger Agreement does not contemplate that members of management and other stockholders will participate with LLCP as stockholders of Offeror.

7.

Alternative Superior Proposals. The Board considered that, under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions and negotiations with, and may furnish non-public information to, a third party that makes an unsolicited acquisition proposal if, among other things, the Board determines in the good faith exercise of its fiduciary duties, with the advice of its legal counsel and financial advisor, that such acquisition proposal would, if consummated, constitute a superior proposal and is more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger. The Board further considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into an agreement with respect to a superior proposal if the Company pays Offeror a $5,000,000 termination fee, plus out-of-pocket expenses of up to $1,000,000. The Board considered the possible effect of these provisions of the Merger Agreement on third parties that might be interested in making a proposal to acquire the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to the solicitation of acquisition proposals and the payment of a termination fee and out-of-pocket expenses were insisted upon by Offeror, FAC and LLCP as a condition to entering into the Merger Agreement.

The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board unanimously (i) determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company’s stockholders, (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iii) recommended that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if necessary, approve and adopt the Merger Agreement.

North Point Fairness Opinion. North Point rendered its opinion to the Company Board that, as of December 29, 2005, and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the holders of Company Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the North Point Fairness Opinion, dated as of December 29, 2005, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. North Point provided its opinion for the information and assistance of the Company Board in connection with its consideration of the Offer and the Merger. The North Point Fairness Opinion is not a recommendation as to whether or not any holder of Company Common Stock should tender such shares in connection with the Offer or how any holder of shares should vote with respect to the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, North Point reviewed, among other things:

•	the Merger Agreement;

•	certain publicly available financial, operating and business information related to the Company, including certain audited and unaudited financial statements of the Company;

•	certain internal information prepared and furnished by the Company’s management with respect to the business, operations and prospects of the Company, including financial forecasts and projected financial data; and

•	certain internal financial information, including financial forecasts, of the Company on a stand-alone basis, prepared and furnished by the Company’s management.

North Point also had discussions with members of the management of the Company concerning the financial condition, current and historical operating results for the Company, and the regulatory and business outlook for the Company. In addition, North Point reviewed the reported price and trading activity for the Company Common Stock, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the quick service, casual and causal entertainment restaurant industry and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

North Point relied upon and assumed the completeness, accuracy and fairness of (and the absence of any misleading statements in) the Company’s financial statements, financial forecasts, management estimates as to the future performance, and other information made available to North Point, and North Point did not assume responsibility for the independent verification of that information. In that regard, North Point assumed with the Company’s consent that the internal financial analyses, financial planning data, forward-looking statements, and other business outlook information prepared by the Company’s management which was reviewed by North Point had been reasonably prepared on basis reflecting the best currently available estimates and judgment of the Company’s management, that the information was based on reasonable assumptions, and that it reflects the anticipated effects of all transaction documents contemplated in the Merger Agreement.

North Point’s opinion does not address the basic business decision to proceed with or effect the Offer or the Merger and does not address the relative merits of the Offer and Merger, on the one hand, or any alternative business strategies or alternative transactions that may be available to the Company, on the other hand. In addition, North Point did not perform any appraisals or valuations of any specific assets or liabilities of the Company (including derivative or off-balance sheet assets and liabilities), nor were any such appraisals or valuations furnished to North Point.

The following is a summary of the material financial analyses delivered by North Point to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by North Point, nor does the order of analyses described represent relative importance or weight given to those analyses by North Point. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of North Point’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before the October 3, 2005, announcement of the Letter of Intent and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. North Point reviewed the historical volume weighted trading prices for the Company Common Stock at one-month, three-months, six-months and one-year prior to the October 3, 2005, announcement of the Letter of Intent. This analysis indicated that the price per share of Company Common Stock to be paid to the Company shareholders pursuant to the Offer and the Merger represented:

•	a premium of 50.8% based on the $10.28 closing price per share on October 3, 2005, the last trading day before the announcement of the Letter of Intent;

•	a premium of 42.6% based on the $10.87 volume weighted average price share for the one month prior to October 3, 2005;

•	a premium of 28.7% based on the $12.04 volume weighted average price share for the three months prior to October 3, 2005;

•	a premium of 30.8% based on the $11.85 volume weighted average price share for the six months prior to October 3, 2005;

•	a premium of 39.9% based on the $11.08 volume weighted average price share for the one year prior to October 3, 2005;

•	a premium of 11.4% based on the 52-week high trading price of $13.92 prior to October 3, 2005; and

•	a premium of 74.2% based on the 52-week low trading price of $8.90 prior to October 3, 2005.

Selected Companies Analysis. North Point reviewed and compared certain financial information and valuation multiples for the Company to corresponding financial information and public market multiples for the following publicly traded corporations in the quick service, casual and causal entertainment restaurant industry industries:

•	CKE Restaurants Inc.

•	Darden Restaurants Inc.

•	Wendy’s International Inc.

•	Yum! Brands Inc.

•	Applebee’s International Inc.

•	Brinker International Inc.

•	Outback Steakhouse Inc.

•	Ruby Tuesday Inc.

•	CEC Entertainment Inc.

•	Champps Entertainment Inc.

•	Dave & Buster’s Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

North Point calculated various financial multiples for such comparable companies based on ratio of such companies’ operating data (obtained from SEC filings and Factset estimates as of October 3, 2005) to the enterprise value of such companies. North Point then compared the means and medians of such multiples with the multiples obtained for the Company. The multiples of the Company were calculated based on the ratio of the Company’s operating data (provided by the Company’s management) to an implied transaction value of $175.6 million (based on the $15.50 Offer Price times the 10.7 million shares outstanding on October 3, 2005 and then taking into account the Company’s estimated year-end net debt of $9.4 million). With respect to the comparable companies, North Point calculated:

•	enterprise value (which is the market value of common equity plus the book value of debt, less cash) as a multiple of latest twelve months revenue;

•	enterprise value as a multiple of latest twelve months earnings before interest, taxes and depreciation and amortization, or EBITDA;

•	enterprise value, as a multiple of estimated revenue for 2005; and

•	enterprise value, as a multiple of estimated EBITDA for 2005.

The results of these analyses are summarized as follows:

Enterprise Value as a multiple of:	Range	Mean	Median	Offer Multiple
LTM Revenues	0.5x-1.6x	1.1x	1.0x	1.1x
LTM EBITDA	4.2x-9.5x	7.3x	7.5x	8.0x
CY 05 Revenue	0.5x-1.7x	1.1x	1.0x	1.0x
BY 05 EBITDA	4.0x-9.2x	7.1x	6.8x	7.5x

Selected Transactions Analysis. North Point reviewed the terms of certain recent merger and acquisition transactions reported in SEC filings, public company disclosures, press releases, industry and popular press reports, data bases and other sources relating to the following selected transactions (listed by acquirer/target) in the restaurant industry since 2003:

Target	Acquiror
Restaurant Companies International	Creative Eateries Inc
Perkins Restaurant & Bakery	Castle Harlan Inc
Papa John’s International (84 restaurants)	Milestone Capital Management, LLC
Taco Bueno Restaurants	Palladium Equity Partners
Worldwide Restaurant Concepts Inc	Pacific Equity Partners
The Ozark Apples Inc (12 Applebee’s Restaurants)	Applebees International Inc
RTM Restaurant Group	Triarc Companies Inc
Kelley Restaurants Inc	The Steak n Shake Company
Elmer’s Restaurants Inc	ERI Acquisition Group
EACO Corp (16 Florida units)	Banner Buffets LLC
Taco Bell Corporation (28 restaurants)	Tacala LLC
Sonny’s BBQ (4 Stores)	Kirkpatrick Family
LA Food Show Inc (Remaining 75%)	California Pizza Kitchen Inc
Quality Dining	Management / Fitzpatrick Group
Barnhill’s Buffet, Inc	Jefferies Capital Partners / Dynamic Management
Uno Restaurant Holding Corp	Centre Partners Management
Charlie Brown’s Inc. (Castle Harlan)	Trimaran Capital Partners
Captain D’s	Charlesbank Capital / Grotech Capital
Church’s Chicken	Crescent Capital Investments
Schlotzsky’s	Bobby Cox Companies
Cinnabon (AFC Enterprises)	Roark Capital
Chevys Mexican Restaurant	Bruckmann, Rosser, Sherrill & Co
Mimi’s Café	Bob Evans
Carribean Restaurants (Burger King)	Castle Harlan
Cozymel’s Mexican Grill (Brinker)	Food, Friends and Company
Garden Fresh Restaurant Corp.	Centre Partners/Fairmont Capital/Management
Cheddar’s, Inc.	Brazos Private Equity Partners
Seattle Coffee Co	Starbucks
VICORP Restaurants Inc	Wind Point Partners
Ninety Nine Restaurant & Pub	O’Charleys
Qdoba	Jack in the Box

For each of the selected transactions, North Point calculated and compared multiples for the target companies based on the ratio of the transaction value to the latest twelve months revenue and the transaction value to the latest twelve months EBITDA.

The results of these analyses are summarized as follows:

Transaction Value as a multiple of:	Range	Mean	Median	Offer Multiple
LTM Revenues	0.3x-1.1x	0.7x	0.7x	1.1x
LTM EBITDA	5.0x-9.6x	6.6x	6.2x	8.0x

Premium Paid Analysis. North Point analyzed the premium paid for the all public target transactions in the United States announced since January 1, 2004 with an enterprise value between $100 million and $250 million, calculated relative to the target’s share price one day, one week and four weeks prior to the date that the transaction was announced. The following table presents the result of this analysis:

Premium Paid	Range	Mean	Median	Offer Premium
One Day	-16.5%-101.0%	28.5%	22.6%	50.8%
One Week	-6.2%-102.7&	30.7%	23.6%	42.2%
Four Weeks	-16.6%-139.0%	34.8%	27.5%	38.6%

Discounted Cash Flow Analysis. North Point performed a discounted cash flow analysis on the Company using the Company’s management projections. North Point calculated implied prices per share of the Company Common Stock using illustrative terminal values in the year 2010 based on multiples ranging from 4.0x EBITDA to 5.0x EBITDA. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 10.0% to 25.0%. The various ranges for discount rates were chosen based on theoretical analyses of cost of capital. Using a high growth model for store expansion (which means more expenditures on growing the number of stores and less cash flow left over from continuing operations) for the Company through 2010, the resulting equity values per share ranged from $6.48 to $14.63. Using a slow growth model for store expansion (which means less expenditures on growing the number of stores and more cash flow left over from continuing operations), the resulting equity values per share ranged from $14.81 to $22.87.

Additional Considerations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying North Point’s opinion. In arriving at its fairness determination, North Point considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, North Point made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

North Point prepared these analyses for purposes of providing its opinion to the Company Board as to the fairness from a financial point of view of the consideration to be received by the holders of the Company Common Stock in the Offer and the Merger pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company, Offeror, nor North Point or any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price and the Merger Consideration were determined through arms’-length negotiations between the Company and Offeror and were approved by the Company Board. North Point provided advice to the Company during these negotiations. North Point did not, however, recommend any specific amount of consideration to the Company or its Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer or the Merger.

As described above, North Point’s opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement, the Offer and the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by North Point in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of North Point attached as Annex II.

North Point, as part of its customary investment banking practice, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings, corporate and other purposes. North Point has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. In the ordinary course of business, North Point may trade in the securities of the Company and for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Raymond James Fairness Opinion. The Company retained Raymond James as financial advisor on November 30, 2005. In connection with that engagement, the Special Committee of the Company’s board of directors requested that Raymond James evaluate for it the fairness, from a financial point of view, to the holders of Company Common Stock of the consideration to be received by such holders pursuant to the Merger Agreement.

At the December 29, 2005 meeting of the Company Board, Raymond James gave its opinion that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the consideration to be received by the stockholders of the Company pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

The full text of the written opinion of Raymond James, dated December 29, 2005, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Annex II to this document. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such opinion.

Holders of Company Common Stock are urged to read this opinion in its entirety. Raymond James’s opinion, which is addressed to the Special Committee of the Company Board, is directed only to the fairness, from a financial point of view, of the consideration to be received by holders of Company Common Stock in connection with the Merger. Raymond James’ opinion does not constitute a recommendation to any holder of Company Common Stock as to how such stockholder should vote at the special meeting of Company stockholders and does not address any other aspect of the Merger or any related transaction.

In connection with rendering its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the Merger Agreement;

•	reviewed the audited financial statements of the Company as of and for the years ended December 28, 2004, December 30, 2003 and December 31, 2002 and the unaudited financial statements for the periods ended September 6, 2005, June 14, 2005 and March 22, 2005;

•	reviewed the Company’s Annual Reports filed on Form 10-K for the years ended December 28, 2004, December 30, 2003 and December 31, 2002 and the Company’s Quarterly Reports filed on Form 10-Q for the periods ended September 6, 2005, June 14, 2005 and March 22, 2005;

•	reviewed other Company financial and operating information requested from and/or provided by the Company;

•	reviewed certain other publicly available information on the Company;

•	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry; and

•	discussed with North Point the process used to evaluate strategic alternatives for the Company.

In connection with its review, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by the Company, LLCP, North Point or any other party, and did not undertake any duty or responsibility to verify independently any of such information. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James assumed, with the Company’s consent, that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and relied upon each party to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In rendering its opinion, Raymond James assumed that the Merger would be consummated on the terms described in the Merger Agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which the Company is a party, as contemplated by the Merger Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the Company. In its financial analyses, Raymond James assumed the merger consideration had a value of $15.50 per Company share based on the cash payment of $15.50 per Company share to Company shareholders. Raymond James expressed no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Merger Agreement, or the availability or advisability of any alternatives to the Merger. In the capacity of rendering the opinion, Raymond James reviewed the terms of the Merger Agreement and offered no judgment as to the negotiations resulting in such terms.

In conducting its investigation and analyses and in arriving at its opinion, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including the review of: (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses Raymond James believed to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of Company Common Stock; (iv) financial and operating information concerning selected business combinations which Raymond James deemed comparable in whole or in part; and (v) the general condition of the securities markets.

The following summarizes the material financial analyses performed by Raymond James, which material was considered by Raymond James in rendering the opinion described below. No company or transaction used in the analyses described below is directly comparable to the Company or the contemplated Merger.

Trading Analysis. Raymond James analyzed historical closing prices of the Company and compared them to the value of the proposed merger consideration. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Merger consideration value	$15.50	—
Company closing stock price as of 10/3/2005	10.28	50.1%
52-week high Company stock price (8/11/2005)	13.26	16.9%
52-week low Company stock price (10/4/2004)	9.00	72.2%

Selected Public Companies Analysis. Raymond James analyzed the relative valuation multiples of 12 publicly-traded restaurant companies, including:

•	Checkers Drive In Restaurants, Inc.

•	Frisch’s Restaurants, Inc.

•	Benihana, Inc.

•	Famous Dave’s of America, Inc.

•	Ark Restaurants Corp.

•	Champps Entertainment, Inc.

•	Main Street Restaurant Group, Inc.

•	Rubio’s Restaurants, Inc.

•	Friendly Ice Cream Corp.

•	Nathan’s Famous, Inc.

•	J. Alexander’s Corp.

•	Smith & Wollensky Restaurant Group, Inc.

Raymond James calculated various financial multiples for each company, including (i) enterprise value (market value plus debt, less cash) compared to earnings before interest, taxes, deduction or amortization, or EBITDA, and (ii) equity value per share compared to earnings per share, using the actual results, Wall Street estimates and company management estimates for the selected companies for the most recently ended publicly-reported quarterly period and for the calendar years ending December 31, 2005 and 2006, referred to as CY05 and CY06. The estimates published by Wall Street research analysts were not prepared in connection with the merger or at Raymond James’ request and may or may not prove to be accurate. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for the Company implied by the merger consideration. The results of the selected public companies analysis are summarized below:

	Enterprise Value /Revenue			Enterprise Value /EBITDA			Equity Value / Net Income
	TTM	CY05E	CY06E	TTM	CY05E	CY06E	TTM	CY05E	CY06E
Mean	0.7x	0.8x	0.8x	7.2x	7.7x	6.5x	20.2x	26.3x	18.1x
Median	0.6x	1.0x	0.9x	7.0x	7.1x	5.9x	18.8x	25.7x	15.4x
Minimum	0.4x	0.4x	0.4x	5.6x	6.2x	5.4x	8.9x	16.8x	14.0x
Maximum	1.3x	1.3x	1.1x	9.9x	9.9x	8.2x	36.0x	37.4x	26.0x
Merger consideration	1.0x	1.0x	0.9x	7.6x	7.5x	6.1x	18.9x	19.4x	16.1x

Transaction Premium Analysis. Raymond James analyzed the stock price premiums paid in 38 merger and acquisition transactions for companies based in the United States announced since January 2004 with pre-transaction market capitalizations between $100 million and $200 million, excluding financial and real estate companies. Raymond James measured each transaction price per share relative to each target’s closing price per share on the day prior to the announcement of the transaction. Raymond James compared the mean, median, minimum and maximum premiums paid from this set of transactions to the Company’s merger consideration expressed as a premium relative to the closing stock price of the Company on October 3, 2005, September 27, 2005, and August 23, 2005, which represented the time periods of 1 day prior to the announcement of the transaction, 5 days prior to the announcement and 30 days prior to the announcement, respectively. The results of the transaction premium analysis are summarized below:

	Implied Premium
	1-day	5-day	30-day
Mean	21%	22%	26%
Median	18%	19%	20%
Minimum	-16%	-16%	-9%
Maximum	76%	70%	78%
Merger consideration	$15.50	$15.50	$15.50
Company closing stock price per share	$10.28	$10.81	$12.40
Company premium	51%	43%	25%

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected acquisitions of restaurant companies and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:

•	Dave & Buster’s, Inc. to be acquired by Wellspring Capital Management LLC

•	Roadhouse Grill to be acquired by Steakhouse Partners, Inc.

•	The Restaurant Company (d/b/a Perkins Restaurants) acquired by Castle Harlan Partners IV, L.P.

•	RTM Restaurant Group acquired by Triarc Companies, Inc.

•	Worldwide Restaurant Concepts, Inc. acquired by Pacific Equity Partners PTY Limited

•	Elmer’s Restaurant, Inc. acquired by ERI Acquisition Corp.

•	Church’s Chicken (division of AFC Enterprises, Inc.) acquired by Crescent Capital Investments, Inc.

•	Quality Dining, Inc. acquired by QDI Merger Corp.

•	SWH Corporation (d/b/a Mimi’s Café) acquired by Bob Evan’s Farms, Inc.

•	Garden Fresh Restaurant Corp. acquired by Centre Partners Management LLC

•	Ninety Nine Restaurant & Pub acquired by O’Charley’s, Inc.

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ revenue and EBITDA for the twelve months ended prior to announcement of the transaction, where such information was publicly available. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for the Company implied by the merger consideration. The results of the selected transactions analysis are summarized below:

	TTM Enterprise Value / Revenue	TTM Enterprise Value /EBITDA
Mean	0.7x	6.8x
Median	0.7x	6.2x
Minimum	0.3x	5.0x
Maximum	1.6x	9.6x
Merger Consideration	1.0x	7.6x

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of the Company’s projected free cash flows for the fiscal years ending December 2006 through 2010 on a standalone basis. Raymond James used unleveraged free cash flows, defined as earnings before interest, after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital.

The discounted cash flow analysis was based on projections of the financial performance of the Company that represented the best available estimates and judgment of management. Consistent with the periods included in the financial projections, Raymond James used calendar year 2010 as the final year for the analysis and applied multiples, ranging from 5.0x to 7.0x, to calendar 2010 EBITDA in order to derive a range of terminal values for the Company in 2010.

The projected unleveraged free cash flows and terminal values were discounted using rates ranging from 12.0% to 16.0%, which reflected the weighted average after-tax cost of debt and equity capital associated with executing the Company’s business plan. The resulting range of present enterprise values was adjusted by the Company’s current capitalization and divided by the number of diluted shares outstanding in order to arrive at a range of present values per Company share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for the Company implied by the merger consideration. The results of the discounted cash flow analysis are summarized below:

Share Price
Minimum	$12.31
Maximum	$18.05
Merger consideration	$15.50

Additional Considerations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James’s view of the actual value of the Company.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Company Board and were prepared solely as part of Raymond James’s analysis of the fairness, from a financial point of view, to the holders of Company Common Stock of the consideration to be received by such holders in connection with the proposed Merger. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The analyses performed by Raymond James, particularly those based on forecasts, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Raymond James’s analysis of the fairness, from a financial point of view, to the stockholders of the merger consideration pursuant to the Merger Agreement. The opinion of Raymond James was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger. Consequently, the analyses described above should not be viewed as determinative of the Company Board or Company management’s opinion with respect to the value of the Company. The Company placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

Raymond James’s opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on December 29, 2005, and any material change in such circumstances and conditions may affect Raymond James’s opinion, but Raymond James does not have any obligation to update, revise or reaffirm that opinion.

For services rendered in connection with the delivery of its opinion, the Company paid Raymond James a customary investment banking fee upon delivery of its opinion. The Company also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of the Company and for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

North Point is acting as a financial advisor to the Company in connection with the Offer and the Merger. Pursuant to the terms of the engagement letter with North Point, dated as of October 3, 2005 (the “North Point Engagement Letter”), the Board engaged North Point as a financial advisor to assist the Company in its review and analysis of acquisition proposals and, if requested by the Board, to render a written fairness opinion in connection with such proposals. Pursuant to the North Point Engagement Letter, the Company agreed to pay North Point a customary transaction fee for its financial advisory services, which fee is contingent upon the consummation of the Offer and Merger. As consideration for the delivery of the North Point Fairness Opinion and pursuant to the terms of the North Point Engagement Letter, the Company paid North Point a customary fee. In addition, the Company has agreed to reimburse North Point for its reasonable out-of-pocket expenses and has agreed to indemnify North Point from certain liabilities arising out of its engagement.

North Point, as part of its customary investment banking practice, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings, corporate and other purposes. North Point and its affiliates may maintain relationships with the Company, LLCP III and their respective affiliates after consummation of the Offer and the Merger.

Raymond James is acting as a financial advisor to the Company in connection with the Offer and the Merger. Pursuant to the terms of the engagement letter, dated November 30, 2005 and amended December 16, 2005 (the “Raymond James Engagement Letter”), with Raymond James, the Company paid Raymond James a customary fee as consideration for the delivery of the Raymond James Point Fairness Opinion. Pursuant to the Raymond James Engagement Letter, the Company has agreed to reimburse Raymond James’s expenses and indemnify Raymond James from certain liabilities arising out of its engagement.

Raymond James, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings, private placements and valuations for estate, corporate and other purposes. Raymond James and its affiliates may maintain relationships with the Company, LLCP and their respective affiliates after consummation of the Offer and the Merger.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interests in the Securities of the Subject Company.

No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer or subsequent Merger that relate to or would result in (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed agreements in response to the Offer or subsequent Merger that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

State Anti-Takeover Laws—Delaware. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL provides that an “interested stockholder” may not engage in any “business combination” for three years following the time that such person became an “interested stockholder” unless (i) prior to such time the board of directors of the corporation approved the business combination or the transaction that resulted in such person becoming an “interested stockholder,” (ii) upon consummation of the transaction that resulted in such person becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held directors who are also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer) or (iii) approved by the board of directors and the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the “interested stockholder” that is a party to the business combination. Section 203 of the DGCL further provides that the restrictions do not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under Section 203 of a proposed transaction that (a) constitutes one of the transactions described in the following sentence, (b) is with or by a person who either was not an “interested stockholder” during the previous three years or who became an “interested stockholder” with the approval of the corporation’s board of directors and (c) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an “interested stockholder” during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation, (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. Under the DGCL, the term “interested stockholder” includes a person that owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock or is an affiliate of the corporation that, at any time within the three-year period immediately prior to the date in question owned or had the right to acquire, directly or indirectly, 15% or more of the corporation’s outstanding voting stock.

State Anti-Takeover Laws—Other. A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein. In 1982, the United States Supreme Court, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Act, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult, and the reasoning in such decision is likely to apply to certain other state takeover statutes. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the United States Supreme Court held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

If any state takeover statute is found applicable to the Offer, Offeror might be unable to accept for payment or purchase shares of Company Common Stock tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Offeror may not be obligated to accept for purchase or pay for any shares of Company Common Stock tendered.

Liquor Licenses. Because the Company serves distilled spirits, wine and beer (“alcoholic beverages”) at its restaurants, it is required to obtain and maintain state and/or local licenses/permits that authorize the sale and service of alcoholic beverages at each restaurant. As the holder of licenses/permits, the Company is subject to the jurisdiction of the licensing authorities and the alcoholic beverage laws and regulations governing the conduct of the Company in selling and serving alcoholic beverages. The failure to maintain required licenses/permits at a restaurant may result in the closing of that restaurant and could delay or prevent the Company’s ability to obtain licenses/permits at new restaurants. The consent of certain liquor licensing authorities with respect to these license/permits may be required in connection with the consummation of the Offer and/or the Merger. It is a condition to Offeror’s obligation to purchase the shares of Company Common Stock and to consummate the Merger that all such consents shall be obtained prior to the consummation of the Offer, except as would not, in the aggregate, have a material adverse effect on the Company. There can be no assurance that such consents will be obtained. The failure to obtain such consents could delay or prevent the consummation of the Offer and/or the Merger.

Appraisal Rights. Holders of shares of Company Common Stock will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of shares of Company Common Stock may have dissenters’ rights. Under Section 262 of the DGCL, each Company stockholder that files a written demand pursuant to such Section prior to or at the meeting at which the vote on the Merger is taken and who does not vote in favor of the Merger has the right to appraisal of such holder’s shares. Any Company stockholder electing to exercise such right must demand in writing to be paid in cash the fair cash value of such shares as of the day before the meeting, as determined by the Delaware Court of Chancery. If the Merger occurs under the “short-form” merger provisions of Section 253 of the DGCL, which Offeror can accomplish if it acquires at least 90% of the outstanding shares of Company Common Stock, the Company’s stockholders will have appraisal rights without regard to the proportion of the voting power that approved the Merger and despite the fact that the Merger was not approved by vote of the Company’s stockholders. In the case of a merger pursuant to Section 253 of the DGCL, the stockholder seeking appraisal rights need not file an objection with the Company nor vote against the Merger, but need only demand in writing to be paid the cash value of such shares as of the day before the Merger certificate is filed with the secretary of state. A person who is a beneficial owner, but not a registered owner, of shares who wishes to exercise the rights of a dissenting stockholder under the

DGCL cannot do so in his own name and should have the record ownership of the shares transferred to his name or instruct the record owner thereof to take all required action to comply on his behalf with the procedures under Section 262 of the DGCL.

Any stockholder of record contemplating exercising appraisal rights is urged to review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights thereunder. Appraisal rights will be lost if the procedural requirements of Section 262 are not fully satisfied.

Appraisal rights cannot be exercised at this time. In connection with the Merger, the Company will provide additional information to the holders of shares of Company Common Stock concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Offeror of a Premerger Notification and Report Form with respect to the Offer, unless Offeror receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the “Antitrust Division”) or the Federal Trade Commission (“FTC”) or unless early termination of the waiting period is granted. Offeror has informed the Company that Offeror expects to make this filing on January 6, 2006, and accordingly, the 15-day waiting period will expire on January 21, 2006, unless Offeror receives a request for additional or documentary material from the Antitrust Division. If, within the initial 15 day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the tenth day after the date of substantial compliance by all parties receiving such requests. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Offeror’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of shares of Company Common Stock acquired by Offeror or the divestiture of substantial assets of the Company or its subsidiaries or Offeror or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer and/or the consummation of the Merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Offeror will not be obligated to proceed with the Offer or the purchase of any shares of Company Common Stock not theretofore purchased pursuant to the Offer.

Section14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s stockholders, and the information therein is incorporated in this Statement by reference.

Short-Form Merger Provisions. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, Offeror will be able to effect the Merger after consummation of the Offer as a short-form merger without a vote of the Company’s stockholders.

Certain Litigation.

On October 4, 2005, the day that the Company made a public disclosure of its execution of the Letter of Intent for the acquisition of the outstanding shares of Company Common Stock at an initial price of $14.00 per share, Primavera Investors, LLC (“Primavera”) filed a Class Action Complaint (the “Primavera Complaint”) in the Delaware Court of Chancery sitting in New Castle County against the Company; Messrs. Johnson, Judd and Zielke and Dennis L. Thompson; C. Wells Hall, III; E. Gene Street; John D. Harkey, Jr.; Nestor R. Weigand, Jr.; and James T. Morton, all directors of the Company; and Levine Leichtman.

The Primavera Complaint, brought on behalf of Primavera and all of the Company’s public holders of Company Common Stock, other than the individual defendants and their immediate family members, alleges that the transaction contemplated in the public disclosure of the Letter of Intent would injure the plaintiffs. In particular, the Primavera Complaint alleges that the consideration proposed to be paid to the Company’s stockholders would be unfair and inadequate and would result in the Company’s senior management benefiting at the expense of the Company’s stockholders. The Primavera Complaint alleges that the Company’s directors have failed to make an informed decision, and have breached their fiduciary duty owed to the Company’s stockholders by failing to appropriately evaluate the Company’s net worth, obtain the best value for the Company’s stockholders, act independently to protect the Company’s stockholders, and ensure that no conflicts of interest exist or any conflicts are resolved in the best interest of the Company’s stockholders. In the Primavera Complaint, Primavera seeks to preliminarily and permanently enjoin the defendants from engaging in the transaction proposed by the Letter of Intent, obtain an award for the damages to the Company’s public stockholders, require the defendants to account for profits or special benefits, and award the plaintiffs their costs and attorneys’ fees.

On October 26, 2005, Charles Lieberman, individually and as Trustee for David J. Lieberman Trust, Michael S. Lieberman Trust, Jeremy A. Lieberman Trust, and David J. Lieberman (collectively, “Lieberman”) filed a Class Action Complaint (the “Lieberman Complaint”) in the Delaware Court of Chancery sitting in New Castle County against the Company; Messrs. Johnson, Judd, Zielke, Thompson, Hall, Street, Harkey, Weigand and Morton, all directors of the Company.

The Lieberman Complaint, brought on behalf of Lieberman and all of the Company’s public holders of Company Common Stock, other than the individual defendants (and any person, trust, corporation or other entity related or affiliated with any of the defendants), alleges that the transaction contemplated in the Letter of Intent for the acquisition of the outstanding shares of Company Common Stock at an initial price of $14.00 per share would injure the plaintiffs. In particular, the Lieberman Complaint alleges that the consideration proposed to be paid to the Company’s stockholders would be unfair and inadequate and would result in the Company’s senior management benefiting at the expense of the Company’s stockholders. The Lieberman Complaint alleges that the Company’s directors have failed to make an informed decision, and have breached their fiduciary duty owed to the Company’s stockholders by failing to appropriately evaluate the Company’s net worth and obtain the best value for the Company’s stockholders. In the Lieberman Complaint, Lieberman seeks to preliminarily and permanently enjoin the defendants from engaging in the transaction proposed by the Letter of Intent, obtain an award for the damages to the Company’s public stockholders, and award the plaintiffs their costs and attorneys’ fees.

Both the Primavera Complaint and the Lieberman Complaint were brought in connection with the old transaction structure, which contemplated that certain members of management would roll over their equity holdings in the Company. The current transaction structure does not contemplate any such equity roll over.

The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

The following exhibits are filed with this statement.

Exhibit No.		Description

(a	)(1)	Letter to Stockholders of Fox & Hound Restaurant Group, dated January 6, 2006, from Steven M. Johnson, Chief Executive Officer.

(a	)(2)	Offer to Purchase, dated January 6, 2006 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of F&H Finance Corp., filed on January 6, 2006).

(a	)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of F&H Finance Corp., filed on January 6, 2006).

(a	)(4)	Opinion of North Point Advisors LLC, dated December 29, 2005 (included as Annex II to this Statement).

(a	)(5)	Opinion of Raymond James & Associates, Inc., dated December 29, 2005 (included as Annex III to this Statement).

(a	)(6)	Press release dated December 30, 2005 (incorporated by reference to Exhibit 99 to the Current Report on Form 8-K filed by Fox & Hound Restaurant Group on January 3, 2006).

(e	)(1)	Agreement and Plan of Merger, dated December 29, 2005, by and among the Fox & Hound Restaurant Group, Fox Acquisition Corp., F&H Finance Corp. and Levine Leichtman Capital Partners III, L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Fox & Hound Restaurant Group on January 3, 2006).

(e	)(2)	Section 14(f) Information Statement of Fox & Hound Restaurant Group, dated January 6, 2006 (included as Annex I to this Statement).

(e	)(3)	Confidentiality Agreement, dated as of June 23, 2005, as amended and restated on December 19, 2005, between Fox & Hound Restaurant Group and Levine Leichtman Capital Partners, Inc. (incorporated by reference to Exhibit (d)(2) to Schedule TO of F&H Finance Corp., filed on January 6, 2006).

(e	)(4)	Indemnification Agreements, dated as of December 20, 2005, between Fox & Hound Restaurant Group and each of its directors and executive officers (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Fox & Hound Restaurant Group on December 21, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FOX & HOUND RESTAURANT GROUP

By	/s/ James K. Zielke
James K. Zielke Chief Financial Officer, Secretary and Treasurer

Dated: January 6, 2006

Annex I

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about January 6, 2006, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of Fox & Hound Restaurant Group, a Delaware corporation (“Fox”, the “Company”, “we” or “us”). You are receiving this Information Statement in connection with the possible appointment of persons designated by F&H Finance Corp., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Fox Acquisition Company (“FAC”), a Delaware corporation and a wholly owned subsidiary of Levine Leichtman Capital Partners III, L.P. (“LLCP”), a California limited partnership, to a majority of seats on the board of directors of the Company (the “Company Board” or “the Board”). On December 29, 2005, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FAC and the Offeror, pursuant to which Offeror has commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Company Common Stock”), of the Company (the “Shares”) at a price of $15.50 per share (the “Offer Price”), net to seller in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase, dated January 6, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by LLCP and Offeror with the Securities and Exchange Commission (the “Commission”) on January 6, 2006. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware General Corporation Law (the “DGCL”), Offeror will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly owned subsidiary of FAC. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held in the treasury of the Company, owned by LLCP, FAC, Offeror or any of their affiliates and Shares held by stockholders of the Company who properly demand dissenters’ rights and comply with Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive the same amount of cash per Share that is paid pursuant to the Offer (the “Merger Consideration”).

The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex I, which was filed by the Company with the Commission on January 6, 2006, and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to LLCP, FAC, Offeror or FAC’s Designees (as defined below) has been provided to the Company by LLCP, and the Company assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement. Offeror will commence the Offer on January 6, 2006. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on Monday, February 6, 2006, unless Offeror extends it.

GENERAL

Company Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Company Common Stock is entitled to one vote. As of January 6, 2006, there were 10,039,275 outstanding Shares, of which LLCP, FAC or Offeror owned no Shares.

RIGHT TO DESIGNATE DIRECTORS AND PURCHASER’S DESIGNEES

The Merger Agreement provides that, immediately upon the purchase of and payment for Shares by Offeror or any of its affiliates pursuant to the Offer representing at least a majority of the outstanding Shares, FAC is entitled to designate up to such number of directors (“FAC’s Designees”), rounded up to the nearest whole number, on the Company Board as will give FAC representation on the Company Board equal to the product of the number of directors on the Company Board and the percentage that such number of Shares so purchased bears to the total number of Shares then outstanding, but in no event less that a majority of the number of directors on the Company Board.

The Merger Agreement provides that the Company will, upon the request of and as specified by Offeror, promptly either increase the size of the Company Board or secure the resignation or removal of such number of directors as is necessary to enable FAC’s Designees to be so elected and to cause FAC’s Designees to be so elected. The Merger Agreement also provides that the Company, at the request of FAC, will cause FAC’s Designees to constitute at least the same percentage (rounded up to the nearest whole number) as is on the Company Board of each committee of the Company Board.

Notwithstanding the foregoing, in the event that FAC’s Designees are elected or designated to the Company Board, then, until the Effective Time, the Merger Agreement provides that the parties shall cause the Company Board to have at least two members who were directors on the date of the Merger Agreement and who are not employees of Fox.

The table below sets forth the names, current business addresses, citizenship, present principal occupations or employment histories (covering a period of not less than five years) of each person that FAC has informed the Company that it will select as an FAC Designee. The business address of each person is: c/o Levine Leichtman Capital Partners III, L.P., 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. All persons listed below are citizens of the United States.

Name	Present principal occupation or employment; material positions held during the past five years
Steven E. Hartman, 39	Mr. Hartman joined Levine Leichtman Capital Partners, Inc., a California corporation (“Levine Leichtman”) in 1996. For the past five years, Mr. Hartman’s principal occupation or employment has been to serve in various capacities at Levine Leichtman, and he currently serves as a Principal of Levine Leichtman. In addition, Mr. Hartman is President, Secretary and Treasurer of FAC and Offeror and Vice President and Secretary of Levine Leichtman. Mr. Hartman is the sole director of FAC and Offeror. Mr. Hartman is also a director of InterDent and Simeus Foods International. Mr. Hartman holds a bachelor degree from the University of California at Berkeley, an MBA from the Anderson School of Business at the University of California at Los Angeles and a JD from the UCLA School of Law.

Lauren B. Leichtman, 56	In 1985, Ms. Leichtman co-founded Levine Leichtman. For the past five years, the principal occupation or employment of Ms. Leichtman has been, and currently is, to serve as a Founding Principal, director and the Chief Executive Officer of Levine Leichtman. Ms. Leichtman and Mr. Levine are the sole directors and shareholders of Levine Leichtman. Prior to co-founding Levine Leichtman, Ms. Leichtman practiced

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law in the public and private sectors, including with the Securities and Exchange Commission. Ms. Leichtman currently serves on the Board of Directors of the Los Angeles Opera, on the Board of Directors of Wilshire Boulevard Temple, on the Board of Directors of Wallis Annenberg Cultural Center and the Board of Directors of Legal Momentum. In addition, Ms. Leichtman is a director of InterDent, Simues Foods International and American Corrective Counseling Services, Inc. Ms. Leichtman holds a bachelor degree from California State University, Northridge, a JD from Southwestern University School of Law and an LLM from the Columbia School of Law.

Arthur E. Levine, 54	In 1985, Mr. Levine co-founded Levine Leichtman. For the past five years, the principal occupation or employment of Mr. Levine has been, and currently is, to serve as a Founding Principal, director and the President of Levine Leichtman. Mr. Levine and Ms. Leichtman are the sole directors and shareholders of Levine Leichtman. Mr. Levine has also served as Chairperson of UCLA’s Anderson School Entrepreneurial Studies Center and on the Corporate Advisory Board of the National Association of Securities Dealers. Mr. Levine currently serves on the Board of Governors of Columbia University School of Law, on the Board of Governors of the UCLA Foundation and on the Board of Directors of Alliance of College Ready Public Schools. In addition, Mr. Levine is also a director of InterDent and Simues Foods International. Mr. Levine holds a bachelor degree from the University of California at Los Angeles, an MBA from the Anderson School of Business at the University of California at Los Angeles and a JD from Columbia University School of Law.

Robert A. Poletti, 45	Mr. Poletti joined Levine Leichtman in 1996. For the past five years, the principal occupation or employment of Mr. Poletti has been to serve in various capacities at Levine Leichtman, and he currently serves as a Principal of Levine Leichtman. Mr. Poletti holds a bachelor degree from the University of Oregon and an MBA from the Graduate School of Management at the University of Santa Clara.

Kimberly L. Pollack, 35	Ms. Pollack joined Levine Leichtman in May, 2001. Ms. Pollack’s principal occupation or employment since such time has been to serve in various capacities at Levine Leichtman, and she currently serves as a Managing Director of Levine Leichtman. Prior to joining Levine Leichtman, Ms. Pollack’s principal occupation and employment was as a consultant. Ms. Pollack holds a bachelor degree from the University of Illinois and an MBA from the J.L. Kellogg Graduate School of Management at Northwestern University.

FAC, Offeror and LLCP have informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, FAC may choose additional or other FAC Designees, subject to the requirements of Rule 14f-1. None of the FAC Designees is currently a director of, or holds any position with, the Company. FAC, Offeror and LLCP have advised the Company that, to their knowledge, none of the FAC Designees has a familial relationship with any director or executive officer of the Company or beneficially owns any securities (or any rights to acquire any such securities) of the Company. The Company has been advised by FAC, Offeror and LLCP that, to their knowledge, none of the FAC Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission, other than transactions between FAC, Offeror, LLCP and the Company that have been described in the Schedule TO or the Statement.

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CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Directors

Article Fifth, Paragraph A of the Certificate of Incorporation of the Company, and Article Two, Section 2.2 of its bylaws provide for the organization of the Company Board into three classes. The number of directors is established by the bylaws pursuant to authorization by the Company Board. Currently, the bylaws, as amended, provide for not greater than ten (10) directors. All directors are chosen for a full three-year term to succeed those whose terms expire.

The following table sets forth the names, ages, and terms of office of the directors of the Company:

Name	Principal Occupation	AGE	Year Became Director
Dennis L. Thompson	Chairman of the Board of Company	61	1997

Steven M. Johnson	Chief Executive Officer of Company	45	1998

Gary M. Judd	President of Company	45	1997

James K. Zielke	Chief Financial Officer and Secretary of Company	40	1999

C. Wells Hall, III	Partner, Mayer, Brown, Rowe & Maw	57	1999

E. Gene Street	Vice Chairman of Consolidated Restaurant Companies, Inc.	64	1999

John D. Harkey, Jr.	Chief Executive Officer and Chairman of Consolidated Restaurant Companies, Inc.	44	1999

Nestor R. Weigand, Jr.	Chairman and Chief Executive Officer of J. P. Weigand & Sons, Inc	66	2004

James T. Morton	Managing Member, Morton Jennings Partners LLC	64	2004

Dennis L. Thompson has served as Chairman of the Board since July 2004, has been Co-Chairman of the Board from January 1999 to July 2004, has been a Director of the Company since February 1997, and from 1989 to 1997 was an investor with Bailey Sports Grille, Inc., of which he was co-founder. Mr. Thompson served as senior vice president of real estate of Lone Star Steakhouse & Saloon, Inc. from 1992 to 1997 and as a director from 1992 to 1998. Mr. Thompson, co-founder of Lone Star Steakhouse & Saloon, was also an executive officer and a director of various subsidiaries of Lone Star Steakhouse & Saloon from 1989 to 1997. From 1985 to August 1995, he was an executive officer, director and stockholder of Creative Culinary Concepts, Inc., a company that owned and operated Lone Star Steakhouse and Saloon restaurants and certain other restaurants. Mr. Thompson is owner and co-manager of Firebirds International, LLC which owns and operates Firebirds Rocky Mountain Grill restaurants.

Steven M. Johnson has served as Chief Executive Officer since January 1999 and as a Director since October 1998. The current term of Mr. Johnson’s employment agreement with the Company is due to expire on June 30, 2006, and, unless notice is given by either Mr. Johnson or the Company, will automatically renew for an additional year. From March 1992 until December 1998, Mr. Johnson was chief operating officer for Coulter Enterprises, Inc., a Pizza Hut franchisee, with primary responsibility for the operations of 100 Pizza Hut restaurants. From May 1985 until June 1991, Mr. Johnson was controller for Fugate Enterprises, Inc., a Pizza Hut, Taco Bell and Blockbuster Video franchisee. Prior to his employment at Fugate Enterprises, Inc., Mr. Johnson was employed by Ernst & Young LLP. Mr. Johnson is also a C.P.A.

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Gary M. Judd has served as President and Director since June 1997 and served as Chief Executive Officer and Chief Operating Officer from June 1997 until January 1999. The current term of Mr. Judd’s employment agreement with the Company is due to expire on June 30, 2006, and, unless notice is given by either Mr. Judd or the Company, will automatically renew for an additional year. Mr. Judd served as vice president of special projects with Coulter Enterprises, Inc. from October 1993 to May 1997. From March 1989 to September 1993, Mr. Judd was employed by Western Sizzlin, Inc. in various capacities, most recently as director of franchise operations. From March 1984 to February 1989, Mr. Judd served as a director of operations with Coulter Enterprises, Inc.

James K. Zielke has served as Chief Financial Officer and Secretary since April 1997 and as a Director since January 1999. The current term of Mr. Zielke’s employment agreement with the Company is due to expire on June 30, 2006, and, unless notice is given by either Mr. Zielke or the Company, will automatically renew for an additional year. From January 1997 until April 1997, Mr. Zielke was the senior director-tax for PepsiCo Restaurant Services Group, Inc. Mr. Zielke was employed by Pizza Hut, Inc. from March 1993 until January 1997, most recently as director-tax from March 1995 until January 1997. Prior to his employment by Pizza Hut, Inc., Mr. Zielke was employed by Ernst & Young LLP from June 1986 until March 1993. Mr. Zielke is also a C.P.A.

C. Wells Hall, III has been a Director of the Company since January 1999. Since June 2000 Mr. Hall has been a partner with the tax transactions practice group of the law firm of Mayer, Brown, Rowe & Maw in Charlotte, North Carolina. From October 1984 to June 2000 Mr. Hall was a corporate tax partner with the law firm of Moore & Van Allen in Charlotte, North Carolina.

E. Gene Street has been a Director of the Company since January 1999. Since 1998, Mr. Street has served as vice chairman of Consolidated Restaurant Companies, Inc., and as chairman of Consolidated Restaurant Operations, Inc., and as a principal in Cracken, Harkey, Street & Hartnett, LLC. Mr. Street was the founder of Black Eyed Pea and served as president and chief executive officer of Prufrock Restaurants, Inc., the company which owned and operated Black Eyed Pea restaurants. Mr. Street was also the founder of Good Eats restaurants and served as chairman and chief executive officer of Good Eats Holding Company, Inc. from 1986 until its sale to Consolidated Restaurant Companies, Inc. in 1998. Mr. Street serves on the Board of Grandactuel Ltd.

John D. Harkey, Jr. has been a Director of the Company since January 1999. Since 1998, Mr. Harkey has served as chief executive officer and chairman of Consolidated Restaurant Companies, Inc., and as chief executive officer and vice chairman of Consolidated Restaurant Operations, Inc., and has been manager of the investment firm Cracken, Harkey, Street & Hartnett since 1997. From 1992 to 1998, Mr. Harkey was a partner with the law firm Cracken & Harkey, LLP. Mr. Harkey was founder and managing director of Capstone Capital Corporation and Capstone Partners, Inc. from 1989 until 1992. Mr. Harkey serves on the Board of Directors of Leap Wireless/Cricket Communications.

Nestor R. Weigand, Jr. has been a Director of the Company since May 2004. Since 1961, Mr. Weigand has been employed by J. P. Weigand & Sons, Inc., a residential, commercial, industrial, and investment real estate firm, and has served as its president from 1983 to 2001. Since 2001, Mr. Weigand has served as J. P. Weigand & Sons, Inc.’s chairman and chief executive officer. Mr. Weigand has served as a member of the executive committees of the National Association of Realtors since 2001 and the International Real Estate Federation from 1996 until 2001. Mr. Weigand served as the world president of the International Real Estate Federation from 2001 to 2002.

James T. Morton has been a Director of the Company since July 2004. In 1966, after graduation from Harvard, Mr. Morton was employed by A.G. Becker until 1979 when he joined Lehman Bros as a special situations analyst. He then joined the special equities team at Chase Manhattan. From 1985 through 1994, Mr. Morton was with Morgan Grenfell of London. Since 1994, Mr. Morton has been the managing member of Morton Jennings Partners LLC.

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Compensation of Directors

Directors who are not employees of the Company (“Eligible Directors”) receive an annual fee of $10,000, and the chairpersons of the Stock Option Committee and Compensation Committee receive an additional annual fee of $5,000 and the chairperson of the Audit Committee receives an additional annual fee of $8,500. Additionally, each Eligible Director will receive a fee of $1,250 for each regularly scheduled Board meeting attended, a fee of $750 for each regularly scheduled Board meeting held via conference call, a fee of $1,000 for each Audit Committee meeting attended that is scheduled in conjunction with a regularly scheduled Board meeting, a fee of $1,000 for each committee meeting attended not in conjunction with a regularly scheduled Board meeting, and a fee of $500 for each committee meeting held via conference call not in conjunction with a regularly scheduled Board meeting. The chairperson of the Audit Committee will receive a fee of $1,500 for each Audit Committee meeting attended in conjunction with a regularly scheduled Board meeting, each chairperson of a committee of the Board will receive a fee of $1,500 for each meeting attended or $750 for each meeting held by telephone conference not held in conjunction with a regularly scheduled Board meeting. Each Director is reimbursed for his expenses. Employees who are directors are not entitled to any compensation for their service as a Director. The Board amended the Directors Plan to modify the number of shares that each Eligible Director will be entitled to receive under annual grants of options under the Directors Plan to 10,000 shares on April 30 of each year.

During fiscal year 2005, each Eligible Director received a grant of an option to purchase 10,000 shares of Company Common Stock. The exercise price for such shares was equal to the closing sale price of the Common Stock as reported on the National Association of Securities Dealers Automated Quotation (“Nasdaq”) on the date of the grant.

Each of the members of the Special Committee has been compensated for serving as a member of the Special Committee. The Company Board authorized these payments in order to compensate the members of the Special Committee for the significant additional time commitment required of them in connection with their duties and responsibilities as members of the Special Committee. Each member of the Special Committee received fees of $75,000 for his services on the Special Committee. In addition, each member of the Special Committee has been reimbursed for travel and other related expenses incurred in connection with Special Committee service. If the Special Committee holds additional meetings, its members will receive additional fees in the amounts specified above, and will be reimbursed for travel and other related expenses. The Company made (and will make if applicable) the foregoing payments without regard to whether the Merger is consummated.

Other Executive Officers

Kenneth C. Syvarth, 44, has served as Chief Operating Officer of the Company since May 2002. The current term of Mr. Syvarth’s employment agreement with the Company is due to expire on June 30, 2006, and, unless notice is given by either Mr. Syvarth or the Company, will automatically renew for an additional year. He served as Vice President of Operations of the Company from July 2000 to May 2002. Prior to joining the Company, Mr. Syvarth was Managing Operating Partner for Restaurant Management Company, a Pizza Hut franchisee, from October 1998 to May 2000. Prior to his employment with Restaurant Management Company, Mr. Syvarth was employed as Regional Manager for Lone Star Steakhouse & Saloon, Inc. from June 1997 to October 1998. From September 1986 to June 1997, Mr. Syvarth was employed by Coulter Enterprises, Inc., a Pizza Hut franchisee, in various capacities, most recently as Vice President of Operations.

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GOVERNANCE OF THE COMPANY

Audit Committee, Compensation Committee, Stock Option Committee, and Special Committee

The Board has created an Audit Committee, a Compensation Committee, a Stock Option Committee, and a Special Committee. The Audit Committee is composed solely of independent directors as defined in the listing standards of the National Association of Securities Dealers (the “NASD”) and is charged with reviewing the Company’s annual audit and meeting with the Company’s independent auditors to review the Company’s internal controls and financial management practices. The Compensation Committee, which is also composed solely of independent directors, recommends to the Board compensation for the Company’s key employees. The Stock Option Committee also consists solely of independent directors and administers the Company’s 1997 Incentive and Non-Qualified Stock Option Plan (the “Plan”) and awards stock options thereunder. The Special Committee, which is also composed solely of independent directors, was created to evaluate LLCP’s indication of interest and to evaluate any other potential strategic arrangement. The members of the Audit Committee are Messrs. Harkey, Morton and Hall. The Board has determined that Mr. Harkey is an “audit committee financial expert” as defined by the rules of the Commission, and all the members of the Audit Committee, including Mr. Harkey, are independent and are financially literate, as defined by the listing standards of NASD for audit committee members. The members of the Compensation Committee are Messrs. Thompson, Harkey and Hall. The members of the Stock Option Committee are Messrs. Thompson, Weigand and Street. The members of the Special Committee are Messrs. Harkey, Morton, and Hall. During fiscal year 2005, there were no meetings of the Compensation Committee, no meetings of the Stock Option Committee, three (3) meetings of the Audit Committee, and thirty-five (35) meetings of the Special Committee.

The Board does not have a policy with respect to directors’ attendance at the Company’s annual meeting. All members of the Board were in attendance at the annual meeting held on May 17, 2005.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all employees, officers, and directors of the Company, including Company’s Chief Executive Officer, Chief Financial Officer, and Controller. A copy of the Company’s Code of Business Conduct and Ethics may be found in the “Investors” section of the Company’s internet web site at www.fhrg.ocm. Any amendments or waivers (express or implied) of the Company’s Code of Business Conduct and Ethics with respect to executive officers and directors will be posted in the “Investors” section of the Company’s internet web site at www.fhrg.com.

Communications with Directors

The Company has a process for stockholders to communicate with the Board, a specific director, or the non-management or independent directors as a group. Stockholders may send written communications c/o Fox & Hound Restaurant Group, Attn: Secretary, 1551 North Waterfront Parkway, Suite 310, Wichita, Kansas 67206; Fax: (316) 634-6060.

Director Nominations

The Board does not have a standing nominating committee. The basis for the view of the Board that it is appropriate for the Company to not have a nominating committee is that all members of the Board participate in the nominating process. The Board as a whole meets the nominating committee requirements of the applicable listing standards of Nasdaq because each director candidate must be recommended by a majority of independent directors as defined in such listing standards. The Board has adopted a resolution establishing a statement of policy regarding director nomination since the Company’s last proxy statement.

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The Board identifies director nominees from various sources such as officers, directors, and stockholders and in 2005 did not retain the services of any third party consultants to assist in identifying and evaluating potential nominees. The Board will consider and evaluate a director candidate recommended by a stockholder in the same manner as a nominee recommended by any other person. The Board will assess all director nominees taking into account several factors including, but not limited to, issues such as the current needs of the Board and the nominee’s: (i) integrity, honesty and accountability; (ii) successful leadership experience and strong business acumen; (iii) forward-looking, strategic focus; (iv) collegiality; (v) independence and absence of conflicts of interests; and (vi) ability to devote necessary time to meet director responsibilities. Where appropriate, the Board will ultimately recommend nominees that it believes will enhance the Board’s ability to manage and direct, in an effective manner, the affairs and business of the Company.

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STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning beneficial ownership of Company Common Stock, as of December 29, 2005, by each director and nominee for director and each current executive officer identified under the heading “Executive Compensation— Summary of Executive Compensation” (“Named Executive Officers”) and by all directors and current officers of the Company as a group. Unless otherwise indicated, the address for 5% stockholders, directors and executive officers of the Company is 1551 North Waterfront Parkway, Suite 310, Wichita, Kansas 67206.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Class
Directors and Nominees

Dennis L. Thompson (1)	617,831	5.7
Steven M. Johnson (2)	273,698	2.5
Gary M. Judd (3)	289,637	2.7
James K. Zielke (4)	212,384	2.0
C. Wells Hall, III (5)	72,686	*
E. Gene Street (6)	60,386	*
John D. Harkey, Jr. (7)	72,186	*
Nestor R. Weigand, Jr. (8)	4,334	*
James T. Morton (9)	74,334	*

Named Executive Officers Who Are Not Directors

Kenneth C. Syvarth (10)	63,065	*
All directors and executive officers as a group (10 persons) (11)	1,748,541	16.2

*	Less than 1.0%

(1)	Includes (a) presently exercisable options to purchase 22,052 shares of Common Stock, (b) 242,795 shares held by Mr. Thompson’s wife, Sharon K. Thompson, of which Mr. Thompson disclaims beneficial ownership, and (c) 100,000 shares held by the Thompson Family, LLC of which Mr. Thompson is the managing member, and as to which shares Mr. Thompson disclaims beneficial ownership of these shares except to the extent of his equity interest therein. Excludes 40,000 shares held by Mr. Thompson’s adult children with which Mr. Thompson does not share a residence and to which Mr. Thompson disclaims beneficial ownership.

(2)	Includes (a) presently exercisable options to purchase 170,348 shares of Common Stock and (b) 3,500 shares held by Mr. Johnson as custodian for the benefit of his two minor children, and 1,750 shares held by Mr. Johnson’s adult child, of which Mr. Johnson disclaims beneficial ownership.

(3)	Includes presently exercisable options to purchase 219,637 shares of Common Stock.

(4)	Includes (a) presently exercisable options to purchase 187,134 shares of Common Stock, and (b) 4,000 shares of Common Stock held by Mr. Zielke’s wife, Patti J. Zielke, of which Mr. Zielke disclaims beneficial ownership.

(5)	Includes presently exercisable options to purchase 20,386 shares of Common Stock.

(6)	Includes presently exercisable options to purchase 22,053 shares of Common Stock.

(7)	Includes presently exercisable options to purchase 22,052 shares of Common Stock.

(8)	Includes presently exercisable options to purchase 3,334 shares of Common Stock.

(9)	Includes (a) presently exercisable options to purchase 3,334 shares of Common Stock, (b) 30,000 shares held by Morton Jennings Partners, LLC, of which Mr. Morton is managing member and trading advisor, and (c) 6,000 shares held by Mr. Morton’s children.

(10)	Includes presently exercisable options to purchase 62,965 shares of Common Stock.

(11)	Includes the shares deemed to be beneficially owned by the directors and executive officers of the Company (see footnotes (1) through (10) to this table).

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STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following, to our knowledge, are the only beneficial owners of more than 5% of our outstanding Common Stock, determined in accordance with Rule 13d-3 of the Securities Exchange Act as of December 19, 2005. Unless otherwise indicated, all shares shown as beneficially owned are held with sole investment and voting power.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Class
Jamie B. Coulter (1)	1,103,667	10.4
Thomas A. Hager (2)	702,861	6.6
Goldman Sachs Asset Management LP (3)	941,461	8.9
Bank of America Corporation (4)	2,233,202	21.0
Newcastle Partners, L.P. (5)	836,049	8.3

(1)	This information is based on Form 4 dated September 13, 2004, and filed with the SEC. Mr. Coulter claims sole voting and dispositive power over 1,103,667 shares of Common Stock.

(2)	This information is based on Form 5 dated February 10, 2005, filed with the SEC, and includes (a) 300,661 shares of Common Stock directly owned by Mr. Hager, and (b) 326,800 shares of Common Stock owned by Mr. Hager’s spouse and 37,700 shares of Common Stock owned by each of Mr. Hager’s son and daughter.

(3)	This information is based on Schedule 13G/A dated February 10, 2005, and filed with the SEC. Goldman Sachs Asset Management LP claims sole voting power over 752,629 shares of Common Stock and sole dispositive power over 941,461 shares of Common Stock.

(4)	This information is based on Schedule 13G dated February 11, 2005, and filed with the SEC jointly by Bank of America Corporation, NB Holdings Corporation, Bank of America, NA, Fleet National Bank, Columbia Management Group, Inc., and Columbia Management Advisors, Inc. and includes (a) 569,534 shares of Common Stock to which Bank of America Corporation claims shared voting and dispositive power; (b) 42,334 shares of Common Stock to which NB Holdings Corporation claims shared voting and dispositive power; (c) 42,334 shares of Common Stock to which Bank of America, NA claims sole voting and dispositive power; (d) 527,200 shares of Common Stock to which Fleet National Bank claims sole voting power with respect to 1,300 shares, sole dispositive power with respect to 1,000 shares, shared voting power with respect to 525,900 shares, and shared dispositive power with respect to 526,200 shares; (e) 525,900 shares of Common Stock to which Columbia Management Group, Inc. claims shared voting and dispositive power; and (f) 525,900 shares of Common Stock to which Columbia Management Advisors, Inc. claims sole voting and dispositive power.

(5)	This information is based on Schedule 13D, dated December 28, 2005, and filed with the SEC. Newcastle Partners, L.P. claims sole voting power and sole dispositive power over 836,049 shares of Common Stock.

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EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table summarizes, for the last three years, the compensation of our Chief Executive Officer and of certain of our other executive officers whose annual compensation was over $100,000, in all capacities in which they served.

	Annual Compensation
Name and Principal Position	Year	Salary		Bonus			Other Annual Compensation (2)	Securities Underlying Options
Steven M. Johnson Chief Executive Officer	2005 2004 2003	$ $ $	324,692 276,300 250,844	$ $ $	31,883 129,550 30,000	(1)	$ $	0 71,334 33,659
Gary M. Judd President	2005 2004 2003	$ $ $	237,572 212,000 197,482	$ $ $	23,279 102,000 20,000	(1)	$ $	0 66,797 26,498
James K. Zielke Chief Financial Officer	2005 2004 2003	$ $ $	275,731 250,227 234,829	$ $ $	27,075 121,275 30,000	(1)	$ $	0 69,971 31,511
Kenneth C. Syvarth Chief Operating Officer	2005 2004 2003	$ $ $	180,900 162,885 152,486	$ $ $	17,763 78,750 20,000	(1)	$ $	0 62,968 20,462

(1)	Additional bonuses for 2005 may be earned based on the final determination of the Company’s earnings per share, EBITDA and comp store sales for fiscal 2005.

(2)	Perquisites and other personal benefits, securities or property received by each executive officer did not exceed the lesser of $50,000 or 10% of such executive officer’s annual salary and bonus.

The Company has entered into separate employment agreements with each of Messrs. Johnson, Judd, Zielke and Syvarth, dated as of June 12, 2002, respectively, providing for the employment of such individuals as Chief Executive Officer, President, Chief Financial Officer and Chief Operating Officer, respectively. Each employment agreement provides that the officer shall devote substantially all of his professional time to the business of the Company. The agreements currently provide for annual base salaries of $346,500 for Mr. Johnson, $253,000 for Mr. Judd, $294,250 for Mr. Zielke, and $193,050 for Mr. Syvarth, subject to further increases as determined by the Board. Each agreement terminates on June 30, 2006, and automatically renews for an additional one-year period unless either the Company or the officer gives prior notice of non-renewal. Each agreement contains non-competition and non-solicitation provisions. Mr. Thompson has also entered into a non-competition, confidentiality and non-solicitation agreement with the Company.

The employment agreements with each of these executive officers provides if any executive officer is involuntarily terminated without just cause or if the Company fails to renew the employment agreement, the executive officer is entitled to be paid over a twelve-month period such executive officer’s then-current annual base salary. Additionally, upon a change of control, as defined in the employment agreements, and a change in responsibilities or reduction in base salary or other compensation, the involuntary separation of an executive officer from employment for any reason other than for just cause or his death or disability, such executive officer is entitled to a lump-sum distribution equal to 2.99 times the employee’s annualized compensation, less other cash severance type benefits to which the executive officer is entitled (other than stock options, accelerated vesting of stock options, and retirement, pension, or other similar benefits), reduced by any amount which would not be deductible by the Company under Section 280G of the Internal Revenue Code of 1986, as amended; automatic 100% vesting of the executive officer’s stock options under the Plan (or automatic 50% vesting if the termination is for just cause); and life and health insurance coverage for a period of two years.

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Stock Option Grants

No stock options were granted to the Named Executive Officers during the fiscal year ended December 27, 2005.

Option Exercise Table

12,000 options were exercised by the Named Executive Officers during the fiscal year ended December 27, 2005. The following table sets forth certain information concerning unexercised options held as of December 27, 2005, by the Named Executive Officers under the Company’s 1997 Incentive and Non-Qualified Stock Option Plan.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

	Number of Securitites Underlying Unexercised Options at December 27, 2005		Value of Unexercised In-the-Money Options at December 27, 2005 ($) (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Steven M. Johnson	170,348	65,441	$1,442,514	$252,195
Gary M. Judd	219,637	60,030	$1,464,293	$235,559
James K. Zielke	187,134	63,817	$1,346,299	$247,205
Kenneth C. Syvarth	62,965	55,465	$437,320	$221,534

(1)	Such amounts are based on the closing price of a share of Common Stock ($14.01) as reported by Nasdaq on December 27, 2005.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company’s restaurant in Littleton, Colorado, which opened during July 2002, is owned 51% by the Company and 24.5% each by Gary Judd and James Zielke, the Company’s officers and directors. This ownership structure was adopted in response to local liquor license regulations in Jefferson County, Colorado. Because of such arrangement and significant restrictions upon the transferability of the shares of the Littleton restaurant, the Company will have the financial benefits and risks of operating the restaurant, and Messrs. Judd and Zielke will be unable to derive any financial benefit from this agreement.

In December 2004, the Company purchased the assets of a restaurant in Cary, North Carolina from BMR-Raleigh Restaurants, LLC (“BMR”), which has been converted to a Fox and Hound Pub & Grille restaurant. The Company’s Chairman, Dennis L. Thompson, is the manager of BMR. BMR had owned the restaurant assets for more than two years. The Company paid a total of $567,812.50 for these assets, which included a real estate lease, leasehold improvements, furniture and equipment. The price was based on estimates at market rates for leasehold rents and equivalent property as determined by the Company’s executive Management and Mr. Thompson and is believed to be equivalent to the price that would have been paid in an arms length transaction with and unaffiliated party. The transaction was unanimously approved by the disinterested members of the Board.

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COMPENSATION COMMITTEE INTERLOCKS AND

INSIDER PARTICIPATION IN COMPENSATION DECISIONS

General

The Compensation Committee determines the cash and other incentive compensation (with the exception of stock options which are granted by the Stock Option Committee), if any, to be paid to the Company’s executive officers and key employees. Messrs. Thompson, Harkey and Hall, non-employee Directors of the Company, serve as members of the Compensation Committee and Messrs. Thompson, Weigand and Street, non-employee directors of the Company, serve as members of the Stock Option Committee and are “non-employee directors” (within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934). During fiscal year 2005, there were no meetings of the Compensation Committee and no meetings of the Stock Option Committee.

Compensation Philosophy

The Compensation Committee’s executive compensation philosophy is to base management’s pay, in part, on the achievement of the Company’s annual and long-term performance goals, to provide competitive levels of compensation, to recognize individual initiative, achievement and length of service to the Company, and to assist the Company in attracting and retaining qualified management. It is the philosophy of the Compensation Committee in tandem with the Stock Option Committee to provide officers with the opportunity to realize potentially significant financial gains through the grants of stock options. The Compensation Committee also believes that the potential for equity ownership by management is beneficial in aligning management’s and stockholders’ interest in the enhancement of stockholder value. However, the decision to ultimately grant stock options is based primarily on the criteria set forth under “Stock Option Plan” described below.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), prohibits a publicly held corporation, such as the Company, from claiming a deduction on its federal income tax return for compensation in excess of $1 million paid for a given fiscal year to the chief executive officer (or person acting in that capacity) at the close of the corporation’s fiscal year and the four most highly compensated officers of the corporation, other than the chief executive officer, at the end of the corporation’s fiscal year. The $1 million compensation deduction limitation does not apply to “performance-based compensation.” The Company believes that any compensation received by executive officers in connection with the exercise of options granted under the Plan qualifies as “performance-based compensation.” Accordingly, the Company has not established a policy with respect to Section 162(m) of the Code because the Company has not and does not currently anticipate paying compensation in excess of $1 million per annum to any employee.

Salaries

Base salaries for the Company’s executive officers are determined initially by evaluating the responsibilities of the position held and the experience of the individual, food service and management experience, and by reference to the competitive marketplace for management talent, including a comparison of base salaries for comparable positions at comparable companies within the Company’s industry, which includes companies that comprise the Standard & Poor’s Mid-Cap 400 Index and the Standard & Poor’s Restaurant Industry Index Peer Group. Such companies are comparable in that they are fast-growth companies in the casual dining segment of the restaurant industry. The Company believes salaries for its officers are average as compared to the companies reviewed. Annual salary adjustments are determined in descending level of importance by (i) evaluating the financial results achieved by the Company, which includes revenues, earnings, unit growth and profit margins of the Company, (ii) the performance of the executive particularly with respect to the ability to manage growth and profitability of the Company, (iii) the length of the executive’s service to the Company and (iv) any increased responsibilities assumed by the executive. There are no restrictions on salary adjustments of the Company. The Company has employment agreements with Messrs. Johnson, Judd, Zielke, and Syvarth which set the base

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salaries for such individuals. These base salaries are based on and are reviewed annually in accordance with the factors described in this paragraph and the terms of the employment agreements.

Annual Bonuses

Each of the Company’s executive officers is covered by two separate bonus plans. A bonus of up to 10% can be earned for attainment of specified earnings per share performance and comparable store sales performance, and a bonus of up to 10% can be earned for attainment of specified EBITDA performance. As indicated under “Stock Option Plan” below, the Company has granted options to the Named Executive Officers in part to reward their performance.

It is the philosophy of the Stock Option Committee to tie a significant portion of an executives’ total opportunity for financial gain to increases in stockholder value, thereby aligning the long-term interests of the stockholders with the executives and to retain such key employees. All salaried employees, including executives and part-time employees, of the Company and its subsidiaries, are eligible for grants of stock options pursuant to the Plan.

Chief Executive Officer

In setting fiscal year 2005 salary and stock option award levels for Mr. Johnson, the Compensation Committee and the Stock Option Committee focused upon the policies described above. Mr. Johnson’s compensation for fiscal year 2005 was $324,692. Based on a review of comparable companies, Mr. Johnson’s annual salary was increased to $346,500, effective as of September 7, 2005. A bonus was paid to him in fiscal year 2005 of $31,883.

Stock Option Plan

Pursuant to the Plan, both incentive and non-qualified options may be granted to key employees of the Company, or with respect to incentive options, to any employees of any subsidiary in which the Company owns more than 50% of the total combined voting power of all classes of stock, including part-time employees. Upon the grant of an option to a key employee, the Stock Option Committee will fix the number of shares of Company Common Stock that the optionee may purchase upon exercise of the Option and the price at which the shares may be purchased. The option price for incentive stock options shall not be less than 100% of the “fair market value” of the shares of Company Common Stock at the time the option is granted; provided, however, that with respect to an incentive stock option in the case of an optionee, who, at the time such option is granted, owns more than 10% of the voting stock of the Company or its subsidiaries, the purchase price per share shall be at least 110% of the fair market value. The option price for non-qualified options shall not be less than 75% of the fair market value at the time the option is granted. To date, the Company has not granted an option to any individual at a purchase price below fair market value. “Fair market value” is deemed to be the closing sales price of Company Common Stock on such date on Nasdaq or, if the Common Stock is not listed on Nasdaq, in the principal market in which the Company Common Stock is traded.

Compensation Committee:	Dennis L. Thompson
John D. Harkey, Jr.
C. Wells Hall, III

Stock Option Committee:	Dennis L. Thompson
E. Gene Street
Nestor R. Weigand, Jr.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Messrs. Thompson, Harkey and Hall. One Director, Dennis L. Thompson, was a party to transactions with the Company which require disclosure under Item 402(j) of Regulation S-K. See “Certain Relationships And Related Transactions” above.

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PERFORMANCE GRAPH

The following graph compares the total return on Company Common Stock from December 26, 2000, to December 27, 2005, and the total returns of the Standard & Poor’s Mid-Cap 400 Index and the Standard & Poor’s Restaurant Industry Index (together, the “Peer Group”).

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN

AMONG FOX & HOUND RESTAURANT GROUP,

S&P MIDCAP INDEX AND S&P GROUP INDEX

COMPARISON OF TOTAL RETURN FROM DECEMBER 26, 2000 TO DECEMBER 27, 2005 AMONG FOX & HOUND RESTAURANT GROUP, THE STANDARD & POOR’S MID-CAP 400 INDEX AND THE PEER GROUP

Company/Index Name	Base Period 12/26/2000	12/24/2001	12/31/2002	12/30/2003	12/28/2004	12/27/2005
Fox & Hound Restaurant Group	$100.00	$216.93	$597.44	$860.60	$838.55	$996.44
S&P Restaurant Index	100.00	89.74	68.23	102.46	145.95	155.27
S&P Midcap 400 Index	100.00	99.39	84.97	115.23	134.23	151.08

The above assumes $100 invested on December 31, 2000, in Company Common Stock, the Standard & Poor’s Mid-Cap 400 Index and the Peer Group and the reinvestment of dividends into additional shares of the same class of equity securities at the frequency with which dividends are paid on such securities during the applicable fiscal year. The calculations in the table were made on a dividends reinvested basis.

There can be no assurance that Company Common Stock performance will continue with the same or similar trends depicted in the above graph.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities and Exchange Act requires directors and executive officers of the Company to file reports with the Commission indicating their holdings of and transactions in the Company’s equity securities. Based on an amendment to Form 3 filed with the Commission on February 11, 2005, Nestor R. Weigand, Jr., a member of the Board, failed to timely report the acquisition of 1,000 shares of Company Common Stock acquired on March 29, 2004. Mr. Weigand became a director of the Company following his election at the Stockholder’s Annual Meeting on May 19, 2004. Except as disclosed above, to the Company’s knowledge, based solely upon a review of the copies of such reports furnished to the Company and written representations that no other reports were required, the directors and executive officers of the Company complied with all filing requirements during the fiscal year ended December 27, 2005.

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Annex II

December 29, 2005

Personal and Confidential

Fox & Hound Restaurant Group

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the common stockholders of Fox & Hound Restaurant Group (the “Company”) pursuant to the transactions contemplated by the Agreement and Plan of Merger dated as of December 29, 2005 (the “Merger Agreement”), between the Company, Fox Acquisition Company (the “Purchaser”), F&H Finance Corp. (“Merger Sub”), and Levine Leichtman Capital Partners III, L.P. The Merger Agreement contemplates, among other things, that (i) the Purchaser and the Merger Sub will commence a tender offer for all outstanding shares of common stock, par value $0.01 per share, of the Company for $15.50 per share, net to the seller in cash, and (ii) the Merger Sub will be merged with and into the Company in a merger in which each share of Company common stock not acquired in the tender offer, other than shares held in treasury or held by the Purchaser or Merger Sub or as to which dissenter’s rights have been perfected, will be converted into the right to receive $15.50 per share (the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

North Point Advisors LLC (“North Point”), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, which fee is contingent upon the consummation of the Transaction. We will also receive a separate fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction or upon the conclusions expressed herein regarding the fairness of the consideration in the Transaction. Also, whether or not the Transaction is consummated, the Company has agreed to pay the reasonable out-of-pocket expenses of North Point and to indemnify North Point against certain liabilities in connection with our services.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed:

(i)	the Merger Agreement,

(ii)	certain publicly available financial, operating and business information related to the Company, including certain audited and unaudited financial statements of the Company,

(iii)	certain internal information prepared and furnished by the Company’s management with respect to the business, operations and prospects of the Company, including financial forecasts and projected financial data,

(iv)	to the extent publicly available, information concerning selected transactions deemed comparable to the proposed Transaction,

(v)	certain publicly available financial and securities data of selected public companies deemed comparable to the Company,

(vi)	certain internal financial information, including financial forecasts, of the Company on a stand-alone basis, prepared and furnished by the Company’s management,

(vii)	certain publicly available market and securities data of the Company, and

(viii)	certain publicly available press releases and research reports.

We had discussions with members of the management of the Company concerning the financial condition, current operating results and business outlook for the Company. We also had discussions with members of the management of the Company concerning the financial condition and historical operating results for the Company, and the regulatory and business outlook for the Company on a stand-alone basis.

We have relied upon and assumed the completeness, accuracy and fairness of (and the absence of any misleading statements in) the financial statements, financial forecasts, the Company management’s estimates as to the future performance of the Company, and other information provided to us by or on behalf of the Company, or otherwise made available to us, and we have not assumed responsibility for the independent verification of that information. We have further relied upon the assurances of the management of the Company that the information provided to us by the Company was prepared on a reasonable basis in accordance with industry practice and that such information provides a reasonable basis upon which we can form our opinion.

With respect to the financial planning data, forward-looking statements, and other business outlook information provided to us, we assumed that the information had been reasonably prepared by the Company on bases reflecting the best currently available estimates and judgment of the Company’s management, that the information was based on reasonable assumptions, and that it reflects the anticipated effects of all transaction documents contemplated in the Merger Agreement. We express no opinion as to such financial planning data or the assumptions on which it is based. In addition, various analyses performed by us incorporate forecasts prepared by research analysts using only publicly available information. These forecasts may or may not prove to be accurate.

We further assume that the management of the Company is not aware of any information or facts that would make the information provided to us incomplete or misleading. We have also assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to us. We have assumed that neither the Company nor the Purchaser is party to any pending transaction, including external financing, recapitalization, acquisition, merger, consolidation or asset sale discussions, other than the Transaction or in the ordinary course of business.

We have assumed with your consent that the Transaction will be consummated in accordance with the terms described in the Merger Agreement, and that the definitive merger agreement and other ancillary agreements for the Transaction will incorporate all of the terms of the Merger Agreement, without any amendments thereto and without waiver by any party of any of the conditions to its obligations thereunder. We have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not change the consideration to be paid in the Transaction. We have further assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. Our opinion does not address, nor should it be construed to address, the

2

relative merits of the Transaction, on the one hand, or any alternative business strategies or alternative transactions that may be available to the Company, on the other hand. We were not authorized to and did not solicit any expression of interest from any other parties with respect to any alternative transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company, we have not been furnished with any such appraisals or valuations, and we did not make any physical inspection of any property or asset. We express no opinion regarding the liquidation value or financial solvency of any entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which Purchaser, the Company or any of their respective affiliates is a party or may be subject and, at the Company’s direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof, and upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of the Company’s common stock have traded or may trade at any future time, including upon or after the announcement or consummation of the Transaction.

This opinion is given at the request of, and is intended solely for the benefit and use of, the Board of Directors of the Company in connection with its consideration of the Transaction, does not constitute advice or a recommendation to any stockholder of the Company, and shall not confer rights or remedies upon any person other than the Board of Directors. The stockholders of the Company are neither addressees nor intended beneficiaries of our opinion or our underlying financial analysis (which was prepared solely for the members of the Board of Directors of the Company for their personal use as directors in connection with their review and evaluation of the Transaction), and no stockholder of the Company may rely or allege any reliance on our opinion or analysis (in connection with such stockholder’s consideration of the merits of the Transaction or otherwise). This opinion shall not be relied upon by, published by, quoted by, referred to by, communicated (in whole or in part) to, or otherwise used by, any third parties for any reason whatsoever, nor shall any public references to us be made by the Company or by any person in any manner, without our prior written approval.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the consideration proposed to be paid to the holders of common stock of the Company (other than the Purchaser, Merger Sub or their respective affiliates) pursuant to the Transaction is fair, from a financial point of view, to such holders as of the date hereof.

Sincerely,

/s/ NORTH POINT ADVISORS LLC
NORTH POINT ADVISORS LLC

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Annex III

December 29, 2005

Special Committee of the Board of Directors

Fox & Hound Restaurant Group

1551 North Waterfront Parkway, Suite 310

Wichita, KS 67206

Members of the Special Committee of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the outstanding common stock, par value $0.01 (the “Common Stock”) of Fox & Hound Restaurant Group (the “Company”) of the consideration to be received by such holders in connection with the proposed merger (the “Merger”) of F&H Finance Corp., a wholly-owned subsidiary of Fox Acquisition Company, with and into the Company pursuant and subject to the Agreement and Plan of Merger by and among the Company, F&H Finance Corp., Fox Acquisition Company and Levine Leichtman Capital Partners, III, L.P. dated as of December 29, 2005 (the “Agreement”). The consideration to be paid under the terms of the Agreement in exchange for all the outstanding Common Stock of the Company will be $15.50 per share.

In connection with the preparation of our opinion herein, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the Agreement;

2.	reviewed the audited financial statements of the Company as of and for the years ended December 28, 2004, December 30, 2003 and December 31, 2002 and the unaudited financial statements for the periods ended September 6, 2005, June 14, 2005 and March 22, 2005;

3.	reviewed the Company’s Annual Reports filed on Form 10-K for the years ended December 28, 2004, December 30, 2003 and December 31, 2002 and the Company’s Quarterly Reports filed on Form 10-Q for the periods ended September 6, 2005, June 14, 2005 and March 22, 2005;

4.	reviewed other Company financial and operating information requested from and/or provided by the Company;

5.	reviewed certain other publicly available information on the Company;

6.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry; and

7.	discussed with the Company’s financial advisor, North Point Advisors, LLC, the process used to evaluate strategic alternatives for the Company.

With the Company’s consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, Levine Leichtman Capital Partners, III, L.P, North Point Advisors, LLC or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed, with the Company’s consent, that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of December 29, 2005 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

Special Committee of the Board of Directors

Fox & Hound Restaurant Group

December 29, 2005

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. We did not structure the Merger, were not involved in the efforts to explore strategic alternatives for the Company, nor did we negotiate the final terms of the Merger. Our opinion is limited to the fairness, from a financial point of view, of the Merger to the shareholders of Fox & Hound Restaurant Group. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets.

In arriving at this opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Raymond James & Associates, Inc. (“Raymond James”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive fees for such financial advisory services. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Merger, nor is this letter intended to confer rights or remedies upon Levine Leichtman Capital Partners, III, L.P., Fox Acquisition Company, F&H Finance Company, or the shareholders or creditors of the Company. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Special Committee of the Board of Directors

Fox & Hound Restaurant Group

December 29, 2005

Based upon and subject to the foregoing, it is our opinion that, as of December 29, 2005, the consideration to be received by the shareholders of the Company pursuant to the Agreement is fair, from a financial point of view, to the holders of the Company’s outstanding Common Stock.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

/S/ ROBERT B. DONNELLY
Robert B. Donnelly Senior Vice President